ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

07021522

File No. 82-34783
February 28, 2007

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated February 15, 2007 and entitled "Notice Concerning the Acquisition of Shares of T&D Asset Management";
2. Consolidated Financial Summary (For the nine months ended December 31, 2006) dated February 15, 2007;
3. Non-Consolidated Financial Summary (For the nine months ended December 31, 2006) dated February 15, 2007;
4. Non-Consolidated Financial Summary (Financial Summary for Taiyo Life Insurance Company) dated February 15, 2007 and Supplementary Materials for the Nine Months Ended December 31, 2006;
5. Non-Consolidated Financial Summary (Financial Summary for Daido Life Insurance Company) dated February 15, 2007 and Supplementary Materials for the Nine Months Ended December 31, 2006; and
6. Non-Consolidated Financial Summary (Financial Summary for T&D Financial Life Insurance Company) dated February 15, 2007 and Supplementary Materials Nine Months Ended December 31, 2006.

dw 3/6

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

T&D Life Group

February 15, 2007

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
Taiyo Life Insurance Company
Katsuro Oishi, President
Daido Life Insurance Company
Haruo Kuramochi, President
T&D Asset Management Co., Ltd.
Mikihiro Katsura, President

Notice Concerning the Acquisition of Shares of T&D Asset Management

At a meeting held on February 15, 2007, the Board of Directors of T&D Holdings, Inc. resolved as follows with respect to the acquisition of shares representing 99.6% of the voting rights in T&D Asset Management Co., Ltd., an affiliate company of Taiyo Life Insurance Company and Daido Life Insurance Company, and making T&D Asset Management a direct subsidiary of T&D Holdings, Inc.

1. Reason for Share Acquisition

A worldwide trend in recent years involves a shift in emphasis from "saving to investment," and asset management firms compete in a rapidly expanding market. Within the T&D Life Group, T&D Asset Management Co., Ltd. is the primary body for this business segment and is endeavoring to further develop the business, using its position within a life insurance group to the best advantage.

In order to strengthen group activities in the asset management business and to facilitate the growth of asset management into a core business domain for the Group, following life insurance business, the Group is repositioning T&D Asset Management Co., Ltd. as a direct subsidiary of T&D Holdings, Inc.

2. Outline of T&D Asset Management

(1)	Company Name:	T&D Asset Management Co., Ltd.
(2)	Representative Director and President:	Mikihiro Katsura
(3)	Location of Headquarters:	1-2-3, Kaigan, Minato-ku, Tokyo
(4)	Date of Establishment:	December 1980
(5)	Paid-in Capital:	1.1 billion yen
(6)	Type of Business:	Investment Trust/ Advisory/ Discretionary Investment Management
(7)	Fiscal Year-End:	March 31 every year
(8)	Employees:	184
(9)	Number of Common Stocks Issued:	1,082,500

(10) Recent Business Results

(Millions of yen)

	Year ended March 31, 2005	Year ended March 31, 2006
Operating Income	3,414	4,955
Ordinary Profit	561	1,352
Net Income	347	813
Total Assets	6,119	7,701
Net Assets	5,394	6,143

3. Description of Company from which Shares will Be Acquired, Number of Shares Acquired, Acquisition Price and Shares before and after Acquisition

(1) Company Name and Number of Shares Acquired:

Company Name	Number of Shares Acquired
Taiyo Life Insurance Company	503,800
Daido Life Insurance Company	386,000
Daido Management Service Co., Ltd.	153,000
T&D Lease Co., Ltd.	35,200

(2) Acquisition Price: 10,605 million yen

(3) Shares before and after Acquisition:
Number of Shares before Acquisition 0 shares (Ownership Percentage: 0%)
Number of Shares after Acquisition 1,078,000 shares (Ownership Percentage: 99.6%)

4. Acquisition Date

March 30, 2007 (planned)

5. Expected Effect

The earnings forecasts of T&D Holdings, Inc. for the year ending March 31, 2007 have not been changed from this acquisition.

For inquiries regarding the above, please contact:
Investor Relations, T&D Holdings, Inc.
Tel: +81-3-3434-9142
E-mail: ir.request@td-holdings.co.jp

CONSOLIDATED FINANCIAL SUMMARY File No.82-34783

(For the nine months ended December 31, 2006)

February 15, 2007

Name of Company:	**T&D Holdings, Inc.**
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since this fiscal year.

(3) Scope of Consolidation and Application of Equity Method:

Number of consolidated subsidiaries:	16
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	2

(4) Changes in Scope of Consolidation and Application of Equity Method: None

2. Consolidated Operating Results for the Nine Months Ended December 31, 2006 (Apr. 1, 2006 - Dec. 31, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Net Income	% change
Nine months ended December 31, 2006	¥1,703,355 million	(7.0)	¥120,929 million	37.3	¥39,904 million	94.0
Nine months ended December 31, 2005	¥1,831,931 million	4.3	¥88,104 million	5.8	¥20,574 million	(35.0)
Year Ended March 31, 2006	¥2,444,295 million	5.5	¥136,846 million	25.7	¥35,545 million	(4.3)

	Net Income per Share	Net Income per Share (Fully Diluted)
Nine months ended December 31, 2006	¥162.04	-
Nine months ended December 31, 2005	¥85.21	-
Year Ended March 31, 2006	¥146.19	-

Notes:

1. *Equity in net gain of affiliated companies: ¥24 million for the nine months ended December 31, 2006; ¥15 million for the nine months ended December 31, 2005; ¥22 million for the year ended March 31, 2006*
2. *Average number of outstanding shares during the term (consolidated): nine months ended December 31, 2006: 246,264,054; nine months ended December 31, 2005: 241,452,924; year ended March 31, 2006: 241,664,575*
3. *% change for ordinary revenues and ordinary profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2006	¥13,964,267 million	¥1,059,700 million	7.6%	¥4,296.88
As of December 31, 2005	¥13,765,261 million	¥994,232 million	7.2%	¥4,117.84
As of March 31, 2006	¥13,986,233 million	¥1,080,098 million	7.7%	¥4,384.93

Note: Number of outstanding shares at the end of the term (consolidated): as of December 31, 2006: 246,256,179; as of December 31, 2005: 241,444,868; as of March 31, 2006: 246,271,247

(3) Results of Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Nine months ended December 31, 2006	¥58,350 million	¥199,125 million	¥(1,679) million	¥1,085,364 million
Nine months ended December 31, 2005	¥61,582 million	¥(196,982) million	¥(15,139) million	¥715,572 million
Year Ended March 31, 2006	¥138,640 million	¥(196,333) million	¥27,346 million	¥834,403 million

3. Consolidated Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	Ordinary Revenues	Ordinary Profit	Net Income
Year ending March 31, 2007	¥2,260,000 million	¥139,000 million	¥34,000 million

Note: Projected net income per share for the year ending March 31, 2007 is ¥138.07.

The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

4. Financial Review

1. Consolidated Results of Operations

For the nine months ended December 31, 2006, ordinary revenues decreased ¥128.5 billion, or 7.0 percent from the level of the same term of the previous fiscal year, to ¥1,703.3 billion, which was a total of income from insurance premiums of ¥1,349.4 billion (down 5.5 percent), investment income of ¥304.1 billion (down 12.1 percent), other ordinary income of ¥49.6 billion (down 14.6 percent) and others.

Ordinary expenses decreased ¥161.3 billion, or 9.3 percent from the level of the same term of the previous fiscal year, to ¥1,582.4 billion, which were a total of insurance claims and other payments of ¥1,246.8 billion (down 7.3 percent), provision for policy and other reserves of ¥33.6 billion (down 68.9 percent), investment expenses of ¥88.8 billion (up 16.4 percent), operating expenses of ¥154.4 billion (down 2.3 percent), other ordinary expenses of ¥58.5 billion (up 4.7 percent) and others.

As a result, ordinary profit increased ¥32.8 billion, or 37.3 percent, to ¥120.9 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains decreased 64.8 percent, to ¥0.4 billion, and extraordinary losses decreased 24.3 percent, to ¥22.0 billion. Extraordinary losses mainly consisted of impairment loss of ¥1.8 billion (down 43.6 percent), provision for reserve for price fluctuations of ¥17.7 billion (down 18.8 percent) and headquarters removal costs of ¥1.3 billion (-).

After accounting for extraordinary gains and losses, the provision for reserve for policyholder dividends, and income taxes, net income increased ¥19.3 billion, or 94.0 percent from the level of the same term of the previous fiscal year, to ¥39.9 billion.

2. Consolidated Financial Position

(1) Balance Sheets

As of December 31, 2006, total assets amounted to ¥13,964.2 billion (down 0.2 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥9,763.2 billion (down 0.7 percent), loans of ¥2,441.1 billion (down 3.1 percent), monetary claims purchased of ¥545.8 billion (up 94.5 percent), cash and deposits of ¥361.2 billion (down 19.2 percent) and tangible fixed assets of ¥317.2 billion (down 0.4 percent).

Total liabilities were ¥12,904.5 billion (down 0.0 percent), and policy reserves accounting for a substantial portion of them amounted to ¥12,269.9 billion (up 0.2 percent).

Total net assets were ¥1,059.7 billion (total shareholders' equity as of March 31, 2006 was ¥1,080.0 billion), of which net unrealized gains on securities was ¥648.9 billion (down 7.0 percent).

(2) Cash Flows

Cash flows for the nine months ended December 31, 2006, were as follows.

Net cash provided by operating activities was ¥58.3 billion in revenue, down ¥3.2 billion from the level of the same term of the previous fiscal year. This was mainly due to a decrease in income from insurance premiums.

Net cash provided by investing activities was ¥199.1 billion in revenue, an increase of gain of ¥396.1 billion compared with the expenditure of ¥196.9 billion recorded in the same term of the previous fiscal year. This was mainly due to a decrease in purchase of securities and an increase in gains on sales and redemption of securities.

Net cash used in financing activities was ¥1.6 billion, down ¥13.4 billion from the level of the same term of the previous fiscal year. This was mainly because income from short-term debenture was posted at this term, while dividends paid increased.

As a result, cash and cash equivalents as of December 31, 2006 totaled ¥1,085.3 billion, up ¥250.9 billion from the beginning of the fiscal year.

3. Operations of Three Life Insurance Companies (Non-consolidated Basis)

(1) Results of Operations

Taiyo Life Insurance Company:

For the nine months ended December 31, 2006, Taiyo Life's ordinary revenues decreased ¥46.1 billion, or 5.6 percent from the level of the same term of the previous fiscal year, to ¥782.6 billion, which was a total of income from insurance premiums of ¥550.0 billion (down 11.2 percent), investment income of ¥165.1 billion (up 14.9 percent), and other ordinary income of ¥67.3 billion (up 2.5 percent).

Ordinary expenses decreased ¥61.1 billion, or 7.7 percent from the level of the same term of the previous fiscal year, to ¥734.7 billion, which was a total of insurance claims and other payments of ¥597.1 billion (down 10.7 percent), investment expenses of ¥51.2 billion (up 34.0 percent), operating expenses of ¥59.1 billion (down 4.8 percent) and others.

As a result, ordinary profit increased ¥14.9 billion, or 45.4 percent, to ¥47.9 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains decreased 24.1 percent, to ¥0.0 billion, and extraordinary losses decreased 40.6 percent, to ¥9.2 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥7.5 billion (down 38.3 percent).

Net income increased ¥13.3 billion, or 348.8 percent from the level of the same term of the previous fiscal year, to ¥17.1 billion.

Daido Life Insurance Company:

For the nine months ended December 31, 2006, Daido Life's ordinary revenues increased ¥2.8 billion, or 0.4 percent from the level of the same term of the previous fiscal year, to ¥798.8 billion, which was a total of income from insurance premiums of ¥646.3 billion (down 0.2 percent), investment income of ¥131.9 billion (up 3.4 percent), and other ordinary income of ¥20.5 billion (down 2.0 percent).

Ordinary expenses decreased ¥20.1 billion, or 2.7 percent from the level of the same term of the previous fiscal year, to ¥714.8 billion, which was a total of insurance claims and other payments of ¥576.3 billion (down 4.9 percent) and investment expenses of ¥36.6 billion (up 0.0 percent), operating expenses of ¥83.6 billion (up 2.2 percent) and others.

As a result, ordinary profit increased ¥23.0 billion, or 37.8 percent, to ¥83.9 billion. Ordinary profit increased mainly due to an increase in income from interest and dividends.

Extraordinary gains decreased 56.0 percent, to ¥0.4 billion, and extraordinary losses increased 7.8 percent, to ¥11.9 billion. Extraordinary losses mainly consisted of provision for reserve for price fluctuations of ¥10.2 billion (up 6.0 percent).

Net income increased ¥8.4 billion, or 35.9 percent from the level of the same term of the previous fiscal year, to ¥32.1 billion.

T&D Financial Life Insurance Company:

For the nine months ended December 31, 2006, T&D Financial Life's ordinary revenues decreased ¥76.7 billion, or 31.0 percent from the level of the same term of the previous fiscal year, to ¥170.4 billion, which was a total of income from insurance premiums of ¥153.0 billion (down 4.9 percent), investment income of ¥11.4 billion (down 85.2 percent), and other ordinary income of ¥5.9 billion (down 32.0 percent).

Ordinary expenses decreased ¥76.1 billion, or 29.8 percent from the level of the same term of the previous fiscal year, to ¥179.1 billion, which was a total of insurance claims and other payments of ¥73.4 billion (up 4.3 percent), provision for policy and other reserves of ¥87.3 billion (down 45.0 percent), investment expenses of ¥3.9 billion (up 33.4 percent), and operating expenses of ¥12.4 billion (down 23.8 percent) and others.

As a consequence, ordinary losses increased ¥0.5 billion, or 6.6 percent, to ¥8.6 billion.

Extraordinary gains were ¥0.0 billion (up 1,711.0 percent), and extraordinary losses were ¥0.9 billion (down 60.9 percent). Extraordinary losses mainly consisted of headquarter removal costs of ¥0.8 billion (-).

Net loss decreased ¥0.8 billion, or 10.7 percent from the same term of the previous fiscal year, to ¥7.3 billion.

(2) Sales Results

Taiyo Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the nine months ended December 31, 2006, decreased 22.3 percent compared with the same term of the previous fiscal year, to ¥1,830.2 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 7.4 percent compared with the same term of the previous fiscal year, to ¥1,154.1 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2006, increased 1.2 percent from the level of the same term-end of the previous fiscal year (increased 1.4 percent from the previous fiscal year-end), to ¥17,830.4 billion.

Daido Life Insurance Company:

The new policy amount of individual insurance and annuities (including the net increase from conversions) for the nine months ended December 31, 2006 increased 2.8 percent compared with the same term of the previous fiscal year, to ¥3,513.4 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities increased 21.3 percent compared with the same term of the previous fiscal year, to ¥2,841.6 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2006 decreased 0.3 percent from the level of the same term-end of the previous fiscal year (decreased 0.2 percent from the previous fiscal year-end), to ¥39,914.3 billion.

T&D Financial Life Insurance Company:

The new policy amount of individual insurance and annuities for the nine months ended December 31, 2006 decreased 21.8 percent compared with the same term of the previous fiscal year, to ¥106.3 billion.

On the other hand, the amount of surrender and lapse of individual insurance and annuities decreased 42.3 percent compared with the same term of the previous fiscal year, to ¥195.8 billion.

As a consequence, the total policy amount in force of individual insurance and annuities as of December 31, 2006, decreased 7.5 percent from the level of the same term-end of the previous fiscal year (decreased 5.6 percent from the previous fiscal year-end), to ¥2,514.9 billion.

(3) Other Material Items

Taiyo Life Insurance Company:

Taiyo Life's core profit (a measure of underlying profitability from core insurance operations on a non-consolidated basis) for the nine months ended December 31, 2006, recorded ¥37.7 billion, up 44.7 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥21.9 billion (down 31.1 percent).

As of December 31, 2006, Taiyo Life's solvency margin ratio (a measure of insurance companies' financial soundness) was 1,037.4 percent (1,045.2 percent as of March 31, 2006). Furthermore, the value of adjusted net assets (adjusted assets at fair value less liabilities, excluding quasi-equity liabilities) amounted to ¥764.5 billion (¥757.5 billion as of March 31, 2006).

Daido Life Insurance Company:

Daido Life posted ¥81.1 billion in its core profit for the nine months ended December 31, 2006, an increase of 19.1 percent compared with the same term of the previous fiscal year, after compensating for a negative spread of ¥10.0 billion (down 61.7 percent).

As of December 31, 2006, Daido Life's solvency margin ratio was 1,244.9 percent (1,254.4 percent as of March 31, 2006). Furthermore, the value of adjusted net assets amounted to ¥1,054.0 billion (¥1,062.3 billion as of March 31, 2006).

T&D Financial Life Insurance Company:

T&D Financial Life marked a loss of ¥2.9 billion (down 49.4 percent) in its core profit for the nine months ended December 31, 2006, after compensating for a negative spread of ¥3.2 billion (down 7.2 percent).

As of December 31, 2006, T&D Financial Life's solvency margin ratio was 1,420.3 percent (1,911.8 percent as of March 31, 2006). Furthermore, the value of adjusted net assets amounted to ¥63.9 billion (¥64.5 billion as of March 31, 2006).

(4) Financial Position

Taiyo Life Insurance Company:

As of December 31, 2006, total assets amounted to ¥6,532.3 billion (down 0.9 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,493.3 billion (down 1.4 percent), loans of ¥1,502.9 billion (down 2.1 percent), tangible fixed assets of ¥165.3 billion (down 2.1 percent) and monetary claims purchased of ¥147.0 billion (up 18.2 percent).

Total liabilities were ¥6,121.1 billion (down 0.8 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,851.9 billion (down 0.8 percent).

Total net assets were ¥411.2 billion (total shareholders' equity as of March 31, 2006 was ¥418.5 billion), of which net unrealized gains on securities was ¥295.4 billion (down 6.2 percent).

Daido Life Insurance Company:

As of December 31, 2006, total assets amounted to ¥6,356.8 billion (down 0.8 percent from March 31, 2006), mainly consisting of securities centered on public and corporate bonds amounting to ¥4,364.0 billion (down 1.6 percent), loans of ¥942.3 billion (down 4.5 percent), monetary claims purchased of ¥398.8 billion (up 155.3 percent), cash and deposits of ¥220.9 billion (down 27.4 percent) and tangible fixed assets of ¥144.1 billion (up 0.8 percent).

Total liabilities were ¥5,771.4 billion (down 0.8 percent), and policy reserves accounting for a substantial portion of them amounted to ¥5,451.2 billion (down 0.5 percent).

Total net assets were ¥585.3 billion (total shareholders' equity as of March 31, 2006 was ¥590.2 billion), of which net unrealized gains on securities was ¥354.1 billion (down 7.6 percent).

T&D Financial Life Insurance Company:

As of December 31, 2006, total assets amounted to ¥1,014.0 billion (up 8.6 percent from March 31, 2006), mainly consisting of securities amounting to ¥912.1 billion (up 8.0 percent), cash and deposits of ¥33.8 billion (down 18.6 percent), call loans of ¥20.0 billion (no held as of March 31, 2006) and loans of ¥11.7 billion (down 11.9 percent).

Total liabilities were ¥976.2 billion (up 9.8 percent), and policy reserves accounting for a substantial portion of them amounted to ¥961.7 billion (up 9.9 percent).

Total net assets were ¥37.8 billion (total shareholders' equity as of March 31, 2006 was ¥45.2 billion), of which net unrealized gains on securities was ¥ (0.6) billion (up 18.1 percent).

4. Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

(1) Consolidated

Based on business results for the nine months ended December 31, 2006, earnings forecasts for the fiscal year ending March 31, 2007, were revised as follows.

(Billions of yen)

	Previous forecast (A) (as of May 17, 2006)	Revised forecast (B)	Amount of change (B)-(A)	Percentage of change (%)
Ordinary revenues	2,280	2,260	(20)	(0.9)
Ordinary profit	105	139	34	32.4
Net income	26	34	8	30.8

Principal reasons for the revisions to earnings forecasts:

Ordinary profit

Since interest and dividend income, gains on sales of securities and others are expected to increase in comparison with the initial forecasts, the forecast for consolidated ordinary profit for the fiscal year ending March 31, 2007, is revised upward by ¥34 billion (or 32.4 percent) from the initially-predicted ¥105 billion to ¥139 billion.

Net income

Although ordinary profit is expected to be larger by ¥34 billion than the previous forecast, provision for reserve for price fluctuations is scheduled to increase, and therefore the forecast of consolidated net income for the fiscal year ending March 31, 2007, is revised upward by ¥8 billion (or 30.8 percent) from the initially-predicted ¥26 billion to ¥34 billion.

Reference: Forecasts for the Year Ending March 31, 2007, of Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	980	1,050	250
change	40	40	(60)
Ordinary profit	46	110	(16)
change	16	24	(2)
Core profit	46	111	(9)
change	8	23	(1)
Net income	10	41	(12)
change	6	9	-

Note: "change" represents the amount change from the previous forecasts announced on May 17, 2006.

(2) Non-consolidated forecasts for T&D Holdings

The earnings forecasts for the fiscal year ending March 31, 2007, have not changed from those announced on May 17, 2006, as follows.

(Billions of yen)

	Operating income	Ordinary profit	Net income
Year-End	16	13	13

5. Dividend Forecast for the Year Ending March 31, 2007

T&D Holdings' basic profit distribution policy is to retain necessary internal reserves for the group as a whole, in order to maintain a sound business base for the subsidiaries. T&D Holdings also pursues policies aimed at increasing shareholder value and paying stable dividends.

In consideration of these policies, we have revised the dividend forecast from ¥55 to ¥65 per share for the fiscal year ending March 31, 2007.

	Previous forecast (as of May 17, 2006)	Revised forecast	(Reference) Fiscal year ended March 31, 2006
Annual dividend per share	¥55	¥65	¥55
Interim	-	-	-
Year-end	¥55	¥65	¥55

Unaudited Consolidated Condensed Balance Sheets

(Millions of yen)

	As of December 31, 2005	As of December 31, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	399,825	361,267	(38,558)	(9.6)	447,376
Call loans	166,360	281,000	114,640	68.9	192,534
Monetary claims purchased	280,518	545,844	265,325	94.6	280,577
Monetary trusts	241,006	118,740	(122,266)	(50.7)	250,472
Securities	9,574,079	9,763,258	189,178	2.0	9,830,655
Loans	2,636,617	2,441,148	(195,468)	(7.4)	2,518,726
Property and equipment	320,216	-	-	-	318,610
Tangible fixed assets	-	317,268	-	-	-
Intangible fixed assets	-	22,623	-	-	-
Due from agencies	1,489	1,430	(59)	(4.0)	1,548
Due from reinsurers	7,395	7,792	397	5.4	7,196
Other assets	138,027	106,545	(31,482)	(22.8)	141,437
Deferred tax assets	593	609	15	2.6	830
Deferred tax assets on land revaluation	4,121	-	(4,121)	(100.0)	-
Reserve for possible loan losses	(4,991)	(3,260)	1,730	(34.7)	(3,732)
Total assets	13,765,261	13,964,267	199,006	1.4	13,986,233
Liabilities:					
Policy reserves	12,185,458	12,269,914	84,455	0.7	12,250,835
Reserve for outstanding claims	66,590	64,030	(2,560)	(3.8)	68,674
Policy reserve	11,920,828	12,018,441	97,612	0.8	11,985,462
Reserve for policyholder dividends	198,039	187,442	(10,596)	(5.4)	196,698
Due to agencies	1,077	1,073	(3)	(0.3)	849
Due to reinsurers	834	576	(258)	(30.9)	549
Short-term debenture	15,000	30,000	15,000	100.0	20,000
Subordinated bonds	20,000	20,000	-	-	20,000
Other liabilities	161,612	166,756	5,143	3.2	183,379
Reserve for bonus to directors and corporate auditors	-	127	127	-	-
Reserve for employees' retirement benefits	107,915	115,041	7,125	6.6	108,382
Reserve for directors' and corporate auditors' retirement benefits	3,244	3,719	475	14.6	3,368
Reserve for price fluctuations	64,595	91,793	27,198	42.1	73,995
Deferred tax liabilities	209,822	194,365	(15,456)	(7.4)	231,764
Deferred tax liabilities on land revaluations	-	11,198	11,198	-	11,494
Total liabilities	12,769,560	12,904,567	135,006	1.1	12,904,619
Minority interests	1,468	-	-	-	1,514
Stockholders' equity:					
Common stock					
Authorized - 966,000,000 shares					
Issued - 246,330,000 shares	100,000	-	-	-	118,595
Capital surplus	87,516	-	-	-	106,104
Retained earnings	190,816	-	-	-	205,889
Land revaluation	(31,948)	-	-	-	(47,724)
Net unrealized gains on securities	648,114	-	-	-	697,511
Transaction adjustment	26	-	-	-	44
Treasury stock	(292)	-	-	-	(322)
Total stockholders' equity	994,232	-	-	-	1,080,098
Total liabilities, minority interests and stockholders' equity	13,765,261	-	-	-	13,986,233
Net assets:					
Common stock					
Authorized - 966,000,000 shares					
Issued - 246,330,000 shares	-	118,595	-	-	-
Capital surplus	-	106,106	-	-	-
Retained earnings	-	232,081	-	-	-
Treasury stock	-	(455)	-	-	-
Total stockholders' equity	-	456,328	-	-	-
Net unrealized gains on securities	-	648,924	-	-	-
Gains on deferred hedge	-	610	-	-	-
Land revaluation	-	(47,773)	-	-	-
Foreign currency translation adjustments	-	43	-	-	-
Total valuation and translation adjustments	-	601,805	-	-	-
Minority interests	-	1,566	-	-	-
Total net assets	-	1,059,700	-	-	-
Total liabilities and net assets	-	13,964,267	-	-	-

Unaudited Consolidated Condensed Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	1,831,931	1,703,355	(128,575)	(7.0)	2,444,295
Income from insurance premiums	1,427,618	1,349,499	(78,118)	(5.5)	1,902,318
Investment income	346,139	304,150	(41,989)	(12.1)	465,671
Interest, dividends and income from real estate for rent	168,919	193,226	24,307	14.4	236,154
Gains from monetary trust, net	-	4,564	4,564	-	-
Gains on investment in trading securities, net	15,067	10,253	(4,814)	(32.0)	22,157
Gains on sales of securities	60,121	80,824	20,703	34.4	87,559
Gains on redemption of securities	467	0	(467)	(100.0)	467
Other investment income	2,028	2,022	(6)	(0.3)	2,762
Gains on separate accounts, net	99,535	13,259	(86,276)	(86.7)	116,568
Other ordinary income	58,157	49,682	(8,475)	(14.6)	76,282
Other ordinary income	58,157	49,682	(8,475)	(14.6)	76,282
Equity in net income of affiliated companies	15	24	8	54.1	22
Ordinary expenses	1,743,826	1,582,426	(161,399)	(9.3)	2,307,448
Insurance claims and other payments	1,345,226	1,246,873	(98,353)	(7.3)	1,746,057
Insurance claims	615,862	524,380	(91,482)	(14.9)	790,900
Annuity payments	115,644	126,079	10,435	9.0	148,093
Insurance benefits	219,738	214,015	(5,723)	(2.6)	298,774
Surrender payments	282,223	297,582	15,359	5.4	369,103
Other payments	111,758	84,816	(26,942)	(24.1)	139,185
Provision for policy and other reserves	108,297	33,698	(74,599)	(68.9)	173,171
Provision for policy reserve	107,536	32,979	(74,556)	(69.3)	172,169
Interest portion of reserve for policyholder dividends	761	718	(42)	(5.6)	1,001
Investment expenses	76,344	88,833	12,488	16.4	103,132
Interest expenses	1,246	1,338	92	7.4	1,663
Losses from monetary trust, net	1,316	-	(1,316)	(100.0)	1,055
Losses on sales of securities	16,103	38,670	22,566	140.1	26,833
Devaluation losses on securities	590	423	(167)	(28.4)	873
Losses on redemption of securities	1	1	(0)	(4.8)	1
Losses from derivatives, net	43,416	31,305	(12,110)	(27.9)	52,295
Foreign exchange losses, net	3,845	4,675	830	21.6	5,147
Write-off of loans	57	38	(19)	(33.2)	23
Depreciation of real estate for rent	4,051	3,710	(340)	(8.4)	5,391
Other investment expenses	5,714	8,668	2,954	51.7	9,846
Operating expenses	158,035	154,476	(3,558)	(2.3)	209,728
Other ordinary expenses	55,921	58,545	2,623	4.7	75,358
Ordinary profit	88,104	120,929	32,824	37.3	136,846
Extraordinary gains	1,377	484	(893)	(64.8)	1,883
Gains on sales of property and equipment	847	-	-	-	908
Gains on sales of fixed assets	-	19	-	-	-
Reversal of reserve for possible loan losses	325	383	58	18.1	606
Recoveries of bad debts previously written-off	204	81	(123)	(60.4)	224
Other extraordinary gains	-	-	-	-	143
Extraordinary losses	29,078	22,011	(7,067)	(24.3)	39,316
Losses on sales, disposal and devaluation of property and equipment	1,711	-	-	-	1,962
Losses on sales, disposal and devaluation of fixed assets	-	917	-	-	-
Impairment loss	3,370	1,899	(1,470)	(43.6)	3,593
Provision for reserve for price fluctuations	21,925	17,798	(4,127)	(18.8)	31,325
Headquarters removal costs	-	1,348	1,348	-	-
Other extraordinary losses	2,071	48	(2,022)	(97.7)	2,434
Provision for reserve for policyholder dividends	29,413	31,852	2,438	8.3	44,476
Income before income taxes	30,990	67,550	36,559	118.0	54,936
Current income taxes	15,393	37,925	22,532	146.4	30,696
Deferred income taxes	(5,076)	(10,371)	(5,295)	104.3	(11,428)
Minority interests	99	91	(7)	(7.6)	123
Net income	20,574	39,904	19,330	94.0	35,545

Unaudited Consolidated Condensed Statements of Surplus

(Millions of yen)

	Nine months ended December 31, 2005	Year ended March 31, 2006
	Amount	Amount
Capital surplus:		
Balance at beginnning of period	87,515	87,515
Total additions	1	18,589
Issuance of new shares for capital increase	-	18,587
Gains on sale of treasury stock	1	1
Balance at end of period	87,516	106,104
Retained earnings:		
Balance at beginnning of period	180,592	180,592
Total additions	21,317	36,391
Net income	20,574	35,545
Increase in retained earnings due to reversal of land revaluation	743	845
Total deductions	11,093	11,093
Dividends	10,865	10,865
Bonus to directors and corporate auditors	227	227
Balance at end of period	190,816	205,889

Unaudited Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance as of March 31, 2006	118,595	106,104	205,889	(322)	430,266
Changes in the period					
Dividends			(13,544)		(13,544)
Bonus to directors and corporate auditors			(216)		(216)
Net income			39,904		39,904
Acquisition of treasury stock				(137)	(137)
Disposal of treasury stock		2		4	6
Reversal of land revaluation			48		48
Net changes of items other than stockholders' equity					-
Total changes in the period	-	2	26,191	(132)	26,061
Balance as of December 31, 2006	118,595	106,106	232,081	(455)	456,328

	Valuation and translation adjustments					Minority interests	Total net assets
	Net unrealized gains on securities	Gains on deferred hedge	Land revaluation	Foreign currency translation adjustments	Total		
Balance as of March 31, 2006	697,511	-	(47,724)	44	649,831	1,514	1,081,613
Changes in the period							
Dividends							(13,544)
Bonus to directors and corporate auditors							(216)
Net income							39,904
Acquisition of treasury stock							(137)
Disposal of treasury stock							6
Reversal of land revaluation							48
Net changes of items other than stockholders' equity	(48,586)	610	(48)	(0)	(48,025)	51	(47,974)
Total changes in the period	(48,586)	610	(48)	(0)	(48,025)	51	(21,912)
Balance as of December 31, 2006	648,924	610	(47,773)	43	601,805	1,566	1,059,700

Unaudited Consolidated Condensed Statements of Cash Flows

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year ended March 31, 2006
	Amount	Amount	Amount
Net cash provided by (used in) operating activities	61,582	58,350	138,640
Net cash provided by (used in) investing activities	(196,982)	199,125	(196,333)
Net cash provided by (used in) financing activities	(15,139)	(1,679)	27,346
Effect of exchange rate changes on cash and cash equivalents	(3,950)	(4,835)	(5,312)
Net increase (decrease) in cash and cash equivalents	(154,490)	250,960	(35,659)
Cash and cash equivalents at beginning of period	870,062	834,403	870,062
Cash and cash equivalents at end of period	715,572	1,085,364	834,403

NON-CONSOLIDATED FINANCIAL SUMMARY File No.82-34783

(For the nine months ended December 31, 2006)

February 15, 2007

Name of Company: **T&D Holdings, Inc.**
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since this fiscal year.

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2006 (Apr. 1, 2006 - Dec. 31, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen are omitted, and percentages have been rounded to the nearest percent.

	Operating Income	% change	Operating Profit	% change	Ordinary Profit	%change
Nine months ended December 31, 2006	¥15,676 million	21.1	¥13,685 million	23.5	¥13,712 million	23.6
Nine months ended December 31, 2005	¥12,949 million	44.3	¥11,083 million	66.3	¥11,098 million	89.4
Year Ended March 31, 2006	¥13,643 million	(47.6)	¥11,216 million	(51.5)	¥10,994 million	(50.8)

	Net Income	% change	Net Income per Share	Net Income per Share (Fully Diluted)
Nine months ended December 31, 2006	¥13,552 million	23.3	¥55.03	-
Nine months ended December 31, 2005	¥10,994 million	79.3	¥45.53	-
Year Ended March 31, 2006	¥10,930 million	(51.4)	¥45.07	-

Notes:

1. *Average number of outstanding shares during the term: nine months ended December 31, 2006: 246,264,054; nine months ended December 31, 2005: 241,452,924; year ended March 31, 2006: 241,664,575.*
2. *% change for operating income and operating profit, etc. are presented in comparison with the same term of the previous fiscal year.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2006	¥613,432 million	¥591,535 million	96.4%	¥2,402.12
As of December 31, 2005	¥569,368 million	¥554,608 million	97.4%	¥2,297.04
As of March 31, 2006	¥619,277 million	¥591,698 million	95.5%	¥2,402.47

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2006: 246,256,179; as of December 31, 2005: 241,444,868; as of March 31, 2006: 246,271,247.*
2. *Number of treasury stock at the end of the term: as of December 31, 2006: 73,821; as of December 31, 2005: 55,132; as of March 31, 2006: 58,753.*

3. Non-Consolidated Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

	Operating Income	Ordinary Profit	Net Income	Annual Dividends per Share		
				Interim	Year-End	
Year ending March 31, 2007	¥16,000 million	¥13,000 million	¥13,000 million	-	¥65.00	¥65.00

Note: Projected net income per share for the year ending March 31, 2007 is ¥52.79.

The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of December 31, 2005	As of December 31, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Current assets:					
Cash and deposits	14,770	19,445	4,675	31.7	19,056
Others	15,177	21,029	5,852	38.6	27,209
Total current assets	29,948	40,475	10,527	35.2	46,266
Fixed assets:					
Tangible fixed assets	119	139	20	16.9	68
Intangible fixed assets	5	4	(1)	(18.3)	5
Investments and other assets	539,295	572,812	33,516	6.2	572,937
Investments in subsidiaries	539,066	571,066	32,000	5.9	571,066
Others	229	1,746	1,516	660.5	1,871
Total fixed assets	539,420	572,956	33,535	6.2	573,011
Total assets	569,368	613,432	44,063	7.7	619,277
Liabilities:					
Current liabilities:					
Others	14,618	20,121	5,503	37.6	25,873
Total current liabilities	14,618	20,121	5,503	37.6	25,873
Fixed liabilities:					
Reserve for directors' and corporate auditors' retirement benefits	142	229	87	61.1	160
Others	-	1,545	1,545	-	1,545
Total fixed liabilities	142	1,774	1,632	1,145.9	1,705
Total liabilities	14,760	21,896	7,135	48.3	27,579
Stockholders' equity:					
Common stock	100,000	-	-	-	118,595
Capital surplus	432,317	-	-	-	450,905
Retained earnings	22,583	-	-	-	22,520
Treasury stock	(292)	-	-	-	(322)
Total stockholders' equity	554,608	-	-	-	591,698
Total liabilities and stockholders' equity	569,368	-	-	-	619,277
Net assets:					
Stockholders' equity:					
Common stocks	-	118,595	-	-	-
Capital surplus	-	450,907	-	-	-
Retained earnings	-	22,488	-	-	-
Treasury stock	-	(455)	-	-	-
Total stockholders' equity	-	591,535	-	-	-
Total net assets	-	591,535	-	-	-
Total liabilities and net assets	-	613,432	-	-	-

Unaudited Non-Consolidated Condensed Statement of Operations

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Operating income	12,949	15,676	2,726	21.1	13,643
Dividends on investments in subsidiaries	10,867	13,546	2,679	24.7	10,867
Fees and commissions received from subsidiaries	2,082	2,129	47	2.3	2,776
Operating expenses	1,866	1,990	124	6.6	2,427
General and administrative expenses	1,866	1,990	124	6.6	2,427
Operating profit	11,083	13,685	2,602	23.5	11,216
Non-operating income	15	27	11	74.4	17
Non-operating expenses	-	-	-	-	239
Ordinary profit	11,098	13,712	2,613	23.6	10,994
Extraordinary losses	-	127	127	-	-
Income before income taxes	11,098	13,584	2,486	22.4	10,994
Current income taxes	79	(11)	(91)	-	105
Deferred income taxes	25	44	19	78.8	(41)
Net income	10,994	13,552	2,557	23.3	10,930
Unappropriated retained earnings at beginning of period	11,589	-	-	-	11,589
Unappropriated retained earnings at end of period	22,583	-	-	-	22,520

Unaudited Non-Consolidated Condensed Statements of Changes in Net Assets

(Millions of yen)

	Stockholders' equity					Total net assets
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	
Balance as of March 31, 2006	118,595	450,905	22,520	(322)	591,698	591,698
Changes in the period						
Dividends			(13,544)		(13,544)	(13,544)
Bonus to directors and corporate auditors			(39)		(39)	(39)
Net income			13,552		13,552	13,552
Acquisition of treasury stock				(137)	(137)	(137)
Disposal of treasury stock		2		4	6	6
Total changes in the period	-	2	(32)	(132)	(162)	(162)
Balance as of December 31, 2006	118,595	450,907	22,488	(455)	591,535	591,535

(Reference)

Non-Consolidated Financial Data of the Three Life Insurance Companies for the Nine Months Ended December 31, 2006

1. Sales Results (Individual insurance and annuities)

(Billions of yen)

Nine Months Ended December 31, 2006	Total (Sum of three companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
New policy amount	5,449.9	(7.7%)	1,830.2	(22.3%)	3,513.4	2.8%	106.3	(21.8%)
Surrender and lapse amount	4,191.6	6.7%	1,154.1	(7.4%)	2,841.6	21.3%	195.8	(42.3%)
Surrender and lapse rate			6.56%	(0.79points)	7.10%	1.20points	7.35%	(4.30points)
Policy amount in force	60,259.6	(0.2%)	17,830.4	1.2%	39,914.3	(0.3%)	2,514.9	(7.5%)
Annualized premiums of new policies	108.8	0.3%	29.6	(12.0%)	66.1	2.7%	13.1	25.7%
3rd sector products	13.9	(6.2%)	10.8	(5.3%)	3.0	(0.9%)	0.0	(100.0%)
Annualized premiums of total policies	1,447.0	(1.2%)	671.2	(4.8%)	692.2	1.2%	83.4	11.8%
3rd sector products	178.3	0.1%	112.3	2.9%	59.0	(3.1%)	6.9	(13.9%)

Notes:

1. New policy amount includes increase from conversion.

2. Surrender and lapse rate is not annualized.

3. % Change is presented in comparison with the same term of the previous fiscal year (hereinafter, same if not mentioned otherwise).

4. % Changes in policy amount in force from the previous fiscal year-end: Total: (0.0%); Taiyo Life: 1.4%; Daido Life: (0.2%); T&D Financial Life: (5.6%)

2. Summary of Operations

(Billions of yen)

Nine Months Ended December 31, 2006	T&D Holdings Consolidated		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Ordinary revenues	1,703.3	(7.0%)	782.6	(5.6%)	798.8	0.4%	170.4	(31.0%)
Income from insurance premiums and others	1,349.4	(5.5%)	550.0	(11.2%)	646.3	(0.2%)	153.0	(4.9%)
Investment income	304.1	(12.1%)	165.1	14.9%	131.9	3.4%	11.4	(85.2%)
Ordinary expenses	1,582.4	(9.3%)	734.7	(7.7%)	714.8	(2.7%)	179.1	(29.8%)
Insurance claims and other payments	1,246.8	(7.3%)	597.1	(10.7%)	576.3	(4.9%)	73.4	4.3%
Investment expenses	88.8	16.4%	51.2	34.0%	36.6	0.0%	3.9	33.4%
Ordinary profit (losses)	120.9	37.3%	47.9	45.4%	83.9	37.8%	(8.6)	6.6%
Extraordinary gains	0.4	(64.8%)	0.0	(24.1%)	0.4	(56.0%)	0.0	1,711.0%
Extraordinary losses	22.0	(24.3%)	9.2	(40.6%)	11.9	7.8%	0.9	(60.9%)
Provision for reserve for policyholder dividends	31.8	8.3%	10.8	9.9%	20.1	9.3%	0.8	(21.9%)
Income before income taxes	67.5	118.0%	27.8	268.2%	52.3	61.2%	(10.4)	(10.2%)
Income taxes	27.5	167.1%	10.7	185.9%	20.1	129.5%	(3.1)	(9.1%)
Net income (loss)	39.9	94.0%	17.1	348.8%	32.1	35.9%	(7.3)	(10.7%)

Notes:

1. T&D Holdings' consolidated figures do not always correspond to the sum of the three companies' figures.

2. Income taxes include current income taxes and deferred income taxes.

3. Key Indicators

(Billions of yen)

Nine Months Ended December 31, 2006	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change	Amount	Change	Amount	Change	Amount	Change
Core profit	115.9	31.1%	37.7	44.7%	81.1	19.1%	(2.9)	(49.4%)
Amount of negative spread	35.1	(26.2)	21.9	(9.8)	10.0	(16.1)	3.2	(0.2)

Nine Months Ended December 31, 2006	Total (Sum of Three Companies)		Taiyo Life		Daido Life		T&D Financial Life	
	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE	Amount	Change from previous FYE
Solvency margin ratio			1,037.4%	(7.8points)	1,244.9%	(9.5points)	1,420.3%	(491.5points)
Adjusted net asset	1,882.5	(1.9)	764.5	6.9	1,054.0	(8.2)	63.9	(0.6)
Net unrealized gains on securities	987.6	(65.4)	451.8	(14.8)	536.5	(51.2)	(0.7)	0.6
Domestic bonds	7.2	19.6	(6.5)	16.6	15.2	1.7	(1.4)	1.2
Domestic stocks	642.6	(104.5)	390.9	(57.8)	251.5	(46.5)	0.1	(0.1)
Foreign securities	69.6	36.4	57.5	33.0	11.8	3.3	0.1	0.0
Other securities	241.2	(9.7)	11.3	(7.6)	229.4	(1.4)	0.4	(0.5)
Monetary trusts	28.4	(9.2)	-	-	28.4	(9.2)	-	-
Net unrealized gains on real estate	(7.1)	2.4	(3.7)	0.8	(3.3)	1.5	-	-
Adjusted book value on EV	1,229.3	(3.2)	519.3	4.4	665.2	(1.9)	44.7	(5.7)

Notes:

1. These figures include securities held in monetary trusts and do not include securities without readily obtainable fair value.

2. Taiyo Life's net unrealized gains on real estate is calculated based on the appraisal price and the posted price.

3. Daido Life's net unrealized gains on real estate is basically calculated based on the appraisal price. Less important properties are calculated based on the posted price.

(Reference)

Forecasts for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

1. T&D Holdings

(1) Consolidated

Based on business results for the nine months ended December 31, 2006, earnings forecasts for the fiscal year ending March 31, 2007, were revised as follows.

(Billions of yen)

	Previous forecast (A) (as of May 17, 2006)	Revised forecast (B)	Amount of change (B)-(A)	Percentage of change (%)
Ordinary revenues	2,280	2,260	(20)	(0.9)
Ordinary profit	105	139	34	32.4
Net income	26	34	8	30.8

(2) Non-Consolidated

The forecasts for the year ending March 31, 2007 have not been changed from those announced on May 17, 2006.

(Billions of yen)

	Operating income	Ordinary profit	Net income
Year ending March 31, 2007	16	13	13

(3) Dividends

T&D Holdings' basic profit distribution policy is to retain necessary internal reserves for the group as a whole, in order to maintain a sound business base for the subsidiaries. T&D Holdings also pursues policies aimed at increasing shareholder value and paying stable dividends.

In consideration of these policies, we have revised the dividend forecast from ¥55 to ¥65 per share for the fiscal year ending March 31, 2007.

	Previous forecast (as of May 17, 2006)	Revised forecast	(Reference) Fiscal year ended March 31, 2006
Annual dividend per share	¥55	¥65	¥55
Interim	-	-	-
Year-end	¥55	¥65	¥55

2. Three Life Insurance Companies (Non-consolidated Basis)

(Billions of yen)

	Taiyo Life	Daido Life	T&D Financial Life
Ordinary revenues	980	1,050	250
Change	40	40	(60)
Ordinary profit	46	110	(16)
Change	16	24	(2)
Core profit	46	111	(9)
Change	8	23	(1)
Net income	10	41	(12)
Change	6	9	-

Note: "Change" represents the change from the previous forecasts announced on May 17, 2006.

(Billions of yen)

	Sum of three companies	Taiyo Life	Daido Life	T&D Financial Life
Income from insurance premiums	1,820	720	870	230
Change	(120)	(50)	(10)	(60)
Negative spread	47	33	10	4
Change	(26)	(4)	(22)	-
New policy amount	6,800	2,270	4,350	180
Change	(140)	-	(80)	(60)
Policy amount in force	59,830	17,750	39,700	2,380
Change	(670)	-	(680)	10
Surrender and lapse rate	-	8.5%	9.3%	13.1%
Change		-	1.6 points	0.4 points

Notes:

1. "Change" represents the change from the previous forecasts announced on November 16, 2006.

2. Policy amount in force, new policy amount and surrender and lapse rate include individual insurance and annuities. The new policy amount includes increase from conversion.

The above forecasts for the year ending March 31, 2007 reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2006)

February 15, 2007

Name of Company: **T&D Holdings, Inc.** (Financial Summary for Taiyo Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since this fiscal year.

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2006 (April 1, 2006 - December 31, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended December 31, 2006	¥782,623 million	(5.6)	¥47,919 million	45.4	¥37,734 million	44.7	¥17,170 million	348.8
Nine months ended December 31, 2005	¥828,773 million	(5.7)	¥32,949 million	79.3	¥26,081 million	9.5	¥3,825 million	(34.9)
Year Ended March 31, 2006	¥1,076,418 million	(5.7)	¥46,954 million	80.2	¥38,199 million	12.9	¥6,319 million	(12.0)

	Net Income per Share
Nine months ended December 31, 2006	¥11,446.67
Nine months ended December 31, 2005	¥2,550.57
Year Ended March 31, 2006	¥4,185.08

Notes:

1. *Average number of outstanding shares during the term: for the nine months ended December 31, 2006: 1,500,000; for the nine months ended December 31, 2005: 1,500,000; for the fiscal year ended March 31, 2006: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2006	¥6,532,338 million	¥411,223 million	6.3%	¥274,148.71
As of December 31, 2005	¥6,539,340 million	¥408,259 million	6.2%	¥272,172.93
As of March 31, 2006	¥6,591,994 million	¥418,573 million	6.3%	¥279,020.59

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2006: 1,500,000; as of December 31, 2005: 1,500,000; as of March 31, 2006: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

Taiyo Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2007"* section in this material *"Consolidated Financial Summary for the Nine Months Ended December 31, 2006"*.

Taiyo Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of December 31, 2005	As of December 31, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	32,345	40,969	8,624	26.7	46,468
Cash	1,003	945	(58)	(5.8)	1,060
Deposit	31,341	40,023	8,682	27.7	45,407
Call loans	96,360	138,000	41,640	43.2	112,534
Monetary claims purchased	106,178	147,035	40,857	38.5	124,358
Monetary trusts	50	-	(50)	(100.0)	50
Securities	4,489,585	4,493,393	3,808	0.1	4,556,859
Government bonds	676,300	812,283	135,982	20.1	721,570
Municipal bonds	552,809	601,177	48,367	8.7	542,817
Corporate bonds	1,423,554	1,301,350	(122,204)	(8.6)	1,408,631
Domestic stocks	846,689	839,888	(6,801)	(0.8)	936,417
Foreign securities	890,691	832,944	(57,746)	(6.5)	865,375
Other securities	99,538	105,749	6,211	6.2	82,047
Loans	1,593,053	1,502,921	(90,132)	(5.7)	1,535,833
Policy loans	109,173	105,755	(3,417)	(3.1)	109,118
Commercial loans	1,483,880	1,397,165	(86,714)	(5.8)	1,426,715
Property and equipment	170,120	-	-	-	168,936
Land	101,079	-	-	-	100,866
Buildings	68,569	-	-	-	67,611
Equipment	469	-	-	-	455
Construction in progress	2	-	-	-	2
Tangible fixed assets	-	165,344	-	-	-
Land	-	99,719	-	-	-
Buildings	-	65,168	-	-	-
Other tangible fixed assets	-	455	-	-	-
Intangible fixed assets	-	9,560	-	-	-
Software	-	9,093	-	-	-
Other intangible fixed assets	-	466	-	-	-
Due from reinsurers	59	157	98	165.9	11
Other assets	50,486	36,595	(13,890)	(27.5)	48,621
Accounts receivable	3,002	3,050	47	1.6	3,468
Prepaid expenses	1,559	1,644	85	5.5	671
Accrued income	27,343	25,274	(2,069)	(7.6)	27,110
Deposit for rent	456	851	394	86.6	855
Derivatives	3,257	483	(2,773)	(85.1)	1,223
Deferred valuation losses on hedge	397	-	-	-	846
Suspense payable	1,598	2,178	580	36.4	1,708
Other assets	12,872	3,112	(9,759)	(75.8)	12,737
Deferred tax assets on land revaluation	4,121	-	(4,121)	(100.0)	-
Reserve for possible loan losses	(3,019)	(1,640)	1,379	(45.7)	(1,680)
Total assets	6,539,340	6,532,338	(7,002)	(0.1)	6,591,994

(Millions of yen)

	As of December 31, 2005	As of December 31, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,877,911	5,851,960	(25,951)	(0.4)	5,899,100
Reserve for outstanding claims	21,239	20,761	(478)	(2.3)	20,477
Policy reserve	5,788,739	5,765,566	(23,172)	(0.4)	5,811,130
Reserve for policyholder dividends	67,932	65,632	(2,299)	(3.4)	67,491
Due to reinsurers	114	100	(14)	(12.4)	41
Subordinated bonds	20,000	20,000	-	-	20,000
Other liabilities	76,884	75,284	(1,599)	(2.1)	71,139
subordinated payable	35,000	35,000	-	-	35,000
Income taxes payable	159	2,518	2,359	1,483.9	716
Accounts payable	13,935	11,387	(2,548)	(18.3)	9,018
Accrued expenses	7,197	7,018	(179)	(2.5)	10,060
Unearned income	588	610	21	3.7	585
Deposit received	1,662	1,494	(167)	(10.1)	519
Guarantee deposits	6,319	6,502	182	2.9	6,268
Derivatives	9,191	9,091	(100)	(1.1)	7,446
Deferred valuation gains on hedge	1,044	-	-	-	219
Suspense receipt	1,782	1,658	(123)	(6.9)	1,301
Other liabilities	3	3	-	-	3
Reserve for bonus to directors and corporate auditors	-	30	30	-	-
Reserve for employees' retirement benefits	32,877	31,962	(915)	(2.8)	32,527
Reserve for directors' and corporate auditors' retirement benefits	1,219	1,462	243	19.9	1,250
Reserve for price fluctuations	21,988	33,577	11,589	52.7	26,059
Deferred tax liabilities	100,084	95,536	(4,547)	(4.5)	111,807
Deferred tax liabilities on land revaluation	-	11,198	11,198	-	11,494
Total liabilities	6,131,081	6,121,115	(9,965)	(0.2)	6,173,421
Stockholders' equity:					
Common stock	37,500	-	-	-	37,500
Capital surplus	37,500	-	-	-	37,500
Retained earnings	73,718	-	-	-	76,314
Appropriated retained earnings	40,639	-	-	-	40,639
Provision for advanced depreciation on real estate	639	-	-	-	639
General reserve	40,000	-	-	-	40,000
Unappropriated retained earnings	33,078	-	-	-	35,674
Land revaluation	(31,948)	-	-	-	(47,724)
Net unrealized gains on securities	291,489	-	-	-	314,983
Total stockholders' equity	408,259	-	-	-	418,573
Total liabilities and stockholders' equity	6,539,340	-	-	-	6,591,994
Net assets:					
Common stock	-	37,500	-	-	-
Capital surplus	-	37,500	-	-	-
Retained earnings	-	88,909	-	-	-
Other retained earnings	-	88,909	-	-	-
Provision for advanced depreciation on real estate	-	625	-	-	-
General reserve	-	40,000	-	-	-
Unappropriated retained earnings	-	48,284	-	-	-
Total stockholders' equity	-	163,909	-	-	-
Net unrealized gains on securities	-	295,411	-	-	-
Gains on deferred hedge	-	(324)	-	-	-
Land revaluation	-	(47,773)	-	-	-
Total valuation and translation adjustments	-	247,313	-	-	-
Total net assets	-	411,223	-	-	-
Total liabilities and net assets	-	6,532,338	-	-	-

Taiyo Life Unaudited Non-Consolidated Condensed Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	828,773	782,623	(46,150)	(5.6)	1,076,418
Income from insurance premiums	619,335	550,084	(69,251)	(11.2)	823,011
Insurance premiums	619,270	549,806	(69,464)	(11.2)	822,946
Ceded reinsurance recoveries	64	278	213	328.5	64
Investment income	143,677	165,139	21,462	14.9	198,089
Interest, dividends and income from real estate for rent	91,572	99,691	8,118	8.9	126,092
Interest income from deposits	1	84	82	5,218.2	2
Interest income and dividends from securities	59,660	66,152	6,491	10.9	83,751
Interest income from loans	25,485	22,880	(2,604)	(10.2)	33,677
Interest from real estate for rent	5,532	5,521	(10)	(0.2)	7,348
Other income from interest and dividends	892	5,052	4,159	466.1	1,311
Gains from monetary trust, net	-	0	0	-	-
Gains on sales of securities	50,888	65,087	14,198	27.9	70,593
Other investment income	128	108	(20)	(15.6)	213
Gains on separate accounts, net	1,087	252	(834)	(76.8)	1,189
Other ordinary income	65,760	67,399	1,638	2.5	55,318
Income related to withheld insurance claims and other payments for future annuity payments	229	614	385	168.0	363
Income due to withheld insurance payments	22,627	18,896	(3,730)	(16.5)	33,467
Reversal of reserve for outstanding claims	-	-	-	-	205
Reversal of policy reserve	40,637	45,563	4,925	12.1	18,246
Reversal of reserve for employees' retirement benefits	885	565	(319)	(36.1)	1,235
Other ordinary profit	1,380	1,759	378	27.4	1,800
Ordinary expenses	795,824	734,704	(61,120)	(7.7)	1,029,464
Insurance claims and other payments	668,727	597,141	(71,585)	(10.7)	857,053
Insurance claims	361,841	302,328	(59,513)	(16.4)	458,262
Annuity payments	90,946	100,941	9,994	11.0	115,815
Insurance benefits	76,682	74,561	(2,120)	(2.8)	106,390
Surrender payments	101,205	72,930	(28,274)	(27.9)	127,283
Other payments	37,784	46,145	8,360	22.1	49,004
Reinsurance premiums	265	233	(32)	(12.2)	295
Provision for policy and other reserves	625	349	(276)	(44.2)	88
Provision for reserve for outstanding claims	556	283	(273)	(49.1)	-
Interest portion of reserve for policyholder dividends	68	65	(3)	(4.4)	88
Investment expenses	38,265	51,288	13,023	34.0	54,893
Interest expenses	1,221	1,221	0	0.0	1,624
Losses on monetary trust, net	0	-	(0)	(100.0)	0
Losses on sales of securities	14,965	32,123	17,157	114.7	25,458
Devaluation losses on securities	176	22	(153)	(87.1)	269
Losses from derivatives, net	17,010	12,844	(4,166)	(24.5)	21,068
Foreign exchange losses, net	183	304	120	65.6	221
Provision for reserve for possible loan losses	197	-	(197)	(100.0)	-
Write-off of loans	24	10	(13)	(57.0)	-
Depreciation of real estate for rent	2,018	1,851	(166)	(8.3)	2,692
Other investment expenses	2,468	2,911	442	17.9	3,558
Operating expenses	62,103	59,115	(2,987)	(4.8)	82,533
Other ordinary expenses	26,102	26,809	706	2.7	34,895
Payments related to withheld insurance claims	16,901	17,712	810	4.8	22,764
Taxes	4,040	3,704	(335)	(8.3)	5,234
Depreciation	3,970	3,939	(31)	(0.8)	5,339
Other ordinary losses	1,190	1,452	262	22.1	1,557
Ordinary profit	32,949	47,919	14,969	45.4	46,954

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	68	51	(16)	(24.1)	402
Gains on sales of property and equipment	57	-	-	-	117
Gains on sales of fixed assets	-	12	-	-	-
Reversal of reserve for possible loan losses	-	39	39	-	270
Recoveries of bad debts previously written-off	11	0	(10)	(99.3)	14
Extraordinary losses	15,587	9,255	(6,331)	(40.6)	19,887
Losses on sales, disposal and devaluation of property and equipment	301	-	-	-	306
Losses on sales, disposal and devaluation of fixed assets	-	93	-	-	-
Impairment loss	3,099	1,373	(1,725)	(55.7)	3,322
Provision for reserve for price fluctuations	12,187	7,518	(4,669)	(38.3)	16,258
Headquarters removal costs	-	271	271	-	-
Provision for reserve for policyholder dividends	9,855	10,828	972	9.9	15,932
Income before income taxes	7,573	27,886	20,312	268.2	11,537
Current income taxes	5,857	16,042	10,185	173.9	8,934
Deferred income taxes	(2,109)	(5,326)	(3,216)	152.5	(3,716)
Net income	3,825	17,170	13,344	348.8	6,319
Unappropriated retained earnings at beginning of period	28,509	-	-	-	28,509
Transfer from land revaluation	743	-	-	-	845
Unappropriated retained earnings at end of period	33,078	-	-	-	35,674

Supplementary Materials for the Nine Months Ended December 31, 2006

Business Highlights

Business Highlights

(1) Policy Amount in Force and New Policy Amount

a) Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006	
	Number		Amount		Number		Amount		Number	Amount
		% Change		% Change		% Change		% Change		
Individual insurance	3,430	93.8	135,580	107.3	3,218	93.8	139,669	103.0	3,368	135,720
Individual annuities	1,383	95.2	40,688	94.4	1,323	95.7	38,635	95.0	1,368	40,194
Subtotal	4,814	94.2	176,268	104.0	4,542	94.4	178,304	101.2	4,736	175,915
Group insurance	-	-	104,746	98.4	-	-	101,110	96.5	-	104,469
Group annuities	-	-	7,381	105.5	-	-	7,942	107.6	-	7,754

Notes:

1. *Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.*
2. *The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.*
3. *% change is presented in comparison with the same term of the previous fiscal year (hereinafter same if not mentioned otherwise).*

b) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine Months Ended December 31, 2005					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	248	93.4	23,757	98.9	19,515	4,242
Individual annuities	2	82.3	(216)	-	94	(311)
Subtotal	250	93.2	23,541	98.3	19,610	3,931
Group insurance	-	-	441	170.8	441	-
Group annuities	-	-	0	12.9	0	-

Category	Nine Months Ended December 31, 2006					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	223	90.1	18,169	76.5	13,120	5,049
Individual annuities	10	407.7	132	-	279	(146)
Subtotal	234	93.4	18,302	77.7	13,399	4,902
Group insurance	-	-	389	88.3	389	-
Group annuities	-	-	-	-	-	-

Category	Year Ended March 31, 2006					
	Number		Amount			
		% Change		% Change	New policies	Net increase from conversion
Individual insurance	310	92.6	28,615	98.6	23,219	5,395
Individual annuities	3	86.2	(232)	-	126	(358)
Subtotal	314	92.5	28,383	98.2	23,345	5,037
Group insurance	-	-	1,298	471.4	1,298	-
Group annuities	-	-	0	21.9	0	-

Notes:

1. *The number of new policies includes increase from conversion.*
2. *The new policy amount for individual annuities is equal to the accumulated funds to be held at the time annuity payments are to commence.*
3. *The new policy amount for group annuity is equal to the initial premium payment.*

(2) Annualized Premiums

a) Policies in Force

(Millions of yen, %)

Category		As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance		495,997	94.3	466,068	94.0	487,367	94.2
Individual annuities		209,198	97.0	205,230	98.1	207,775	97.0
Total		705,196	95.0	671,298	95.2	695,143	95.0
	3rd sector	109,168	103.1	112,354	102.9	109,472	103.2

b) New Policies

(Millions of yen, %)

Category		Nine months ended December 31, 2005		Nine months ended December 31, 2006		Year ended March 31, 2006	
		Amount	% Change	Amount	% Change	Amount	% Change
Individual insurance		34,322	92.4	27,895	81.3	42,386	90.9
Individual annuities		(632)	-	1,738	-	(648)	-
Total		33,690	90.9	29,634	88.0	41,737	89.9
	3rd sector	11,414	102.1	10,813	94.7	14,249	101.0

Notes:

1. *New policies include net increase from conversions.*
2. *The Japanese insurance market is legally divided into three major fields: the 1st sector, which involves conventional life insurance;the 2nd sector, which involves P&C insurance;and the 3rd sector, which involves insurance positioned between the two, including medical insurnace. cancer insurance, accident insurance, and nursing care insurnace.*

(3) Policy Amount by Dividend Type (Individual insurance and annuities)

a) Policy Amount in Force

(100 Millions of yen, %)

Category	As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
	Amount	%	Amount	%	Amount	%
Participating	73,183	41.5	64,717	36.3	71,093	40.4
Semi-participating	42,642	24.2	41,471	23.3	42,273	24.0
Non-participating	60,442	34.3	72,116	40.4	62,548	35.6
Total	176,268	100.0	178,304	100.0	175,915	100.0

b) New Policy Amount

(100 Millions of yen, %)

Category	Nine months ended December 31, 2005		Nine months ended December 31, 2006		Year ended March 31, 2006	
	Amount	%	Amount	%	Amount	%
Participating	2	0.0	2	0.0	2	0.0
Semi-participating	2,427	12.4	1,983	14.8	2,979	12.8
Non-participating	17,179	87.6	11,413	85.2	20,363	87.2
Total	19,610	100.0	13,399	100.0	23,345	100.0

Notes:

1. *Semi-participating policies only pay dividends related to investment every five years.*
2. *New policy amount does not include net increase from conversion.*

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2005				Nine months ended December 31, 2006				Year Ended March 31, 2006	
	Number	% Change	Amount	% Change	Number	% Change	Amount	% Change	Number	Amount
Individual insurance	146	93.9	11,829	119.7	129	88.1	11,031	93.3	190	15,613
Individual annuities	21	80.7	637	82.0	17	79.7	510	80.1	28	826
Total	168	91.9	12,467	116.9	146	87.0	11,541	92.6	218	16,440

(5) Surrender and Lapse Rate
(Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Individual insurance	9.31	8.13	12.29
Individual annuities	1.50	1.27	1.94
Total	7.35	6.56	9.69

Note: Surrender and lapse rate is not annualized.

(6) Reconciliation to Core Profit and Ordinary Profit

a) Reconciliation to Core Profit

(Millions of yen)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Core revenues	789,130	727,133	1,020,645
Income from insurance premiums	619,335	550,084	823,011
Insurance premiums	619,270	549,806	822,946
Ceded reinsurance recoveries	64	278	64
Investment income	92,788	100,051	127,495
Interest, dividends and income from real estate for rent	91,572	99,691	126,092
Other investment income	128	108	213
Gains on separate accounts, net	1,087	252	1,189
Other ordinary income	77,006	76,996	70,138
Income related to withheld insurance claims and other payments for future annuity payments	229	614	363
Income due to withheld insurance payments	22,627	18,896	33,467
Reversal of reserve for outstanding claims	-	-	205
Reversal of policy reserve	51,883	55,161	33,066
Reversal of reserve for employees' retirement benefits	885	565	1,235
Other ordinary profit	1,380	1,759	1,800
Other core revenues	-	0	-
Core expenses	763,049	689,399	982,446
Insurance claims and other payments	668,727	597,141	857,053
Insurance claims	361,841	302,328	458,262
Annuity payments	90,946	100,941	115,815
Insurance benefits	76,682	74,561	106,390
Surrender payments	101,205	72,930	127,283
Other payments	37,784	46,145	49,004
Reinsurance payments	265	233	295
Provision for policy and other reserves	625	349	88
Investment expenses	5,490	5,983	7,875
Interest expenses	1,221	1,221	1,624
Provision for reserve for possible loan losses	(217)	-	-
Depreciation of real estate for rent	2,018	1,851	2,692
Other investment expenses	2,468	2,911	3,558
Losses on separate accounts, net	-	-	-
Operating expenses	62,103	59,115	82,533
Other ordinary expenses	26,102	26,809	34,895
Payments related to withheld insurance claims	16,901	17,712	22,764
Taxes	4,040	3,704	5,234
Depreciation	3,970	3,939	5,339
Provision for reserve for employees' retirement benefits	-	-	-
Other ordinary losses	1,190	1,452	1,557
Other core expenses	0	-	0

Core profit	26,081	37,734	38,199

b) Reconciliation to Ordinary Profit

(Millions of yen)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Core profit (A)	26,081	37,734	38,199
Capital gains	50,888	65,087	70,593
Gains from monetary trust, net	-	-	-
Gains on investments in trading securities, net	-	-	-
Gains on sale of securities	50,888	65,087	70,593
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	-	-
Others	-	-	-
Capital losses	32,335	45,294	47,017
Losses from monetary trust, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sale of securities	14,965	32,123	25,458
Devaluation losses on securities	176	22	269
Losses from derivatives, net	17,010	12,844	21,068
Foreign exchange losses, net	183	304	221
Others	-	-	-
Capital gains/losses (B)	18,553	19,793	23,575
(A+B)	44,634	57,527	61,774
Other one-time gains	-	-	-
Ceding reinsurance commissions	-	-	-
Reversal of contingency reserve	-	-	-
Others	-	-	-
Other one-time losses	11,685	9,608	14,819
Reinsurance premiums	-	-	-
Provision for contingency reserve	11,246	9,597	14,819
Provision for specific reserve for possible loan losses	414	-	-
Provision for specific reserves for loans to refinancing countries	-	-	-
Write-off of loans	24	10	-
Others	-	-	-
Other one-time gains/losses (C)	(11,685)	(9,608)	(14,819)
Ordinary profit (A+B+C)	32,949	47,919	46,954

(7) Average Assumed Investment Yield and Negative Spread

(Millions of yen, %)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Amount of negative spread	31,816	21,921	38,525
Investment yield on core profit (annualized)	2.05%	2.22%	2.10%
Average assumed investment yield (annualized)	2.80%	2.74%	2.78%
Individual insurance and annuities, included	3.02%	2.98%	3.01%
Policy reserves in general accounts	5,686,818	5,653,698	5,676,724

Notes:

1. *Method of calculating negative spread: (Investment yield on core profit [1.66%] - Average assumed investment yield [2.05%]) x Policy reserve in general accounts [5,653.6 billion yen]*
2. *While investment yield on core profit and average assumed investment yield as in 1 above are not annualized as in the notes 3 and 4 hereunder.*
3. *"Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.*
4. *Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.*
5. *Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:*
   Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(8) Solvency Margin Ratio

(Millions of yen)

Items		As of December 31, 2005	As of December 31, 2006	As of March 31, 2006
Total solvency margin	(A)	799,623	846,349	844,762
Net assets (less certain items)		113,300	159,453	98,966
Reserve for price fluctuations		21,988	33,577	26,059
Contingency reserve		67,671	80,842	71,244
Reserve for possible loan losses		1,534	1,437	1,482
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		410,548	416,072	443,638
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		(9,562)	(40,352)	(4,644)
Excess of amount of policy surrender payment		75,555	63,579	72,383
Unallotted portion of reserve for policyholder dividends		22,165	22,688	22,295
Future profits		5,856	6,339	6,339
Deferred tax assets		35,565	47,711	51,996
Subordinated debt		55,000	55,000	55,000
Deductible items		-	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$	(B)	147,541	163,160	161,631
Insurance risk	R1	36,757	37,077	36,831
Assumed investment yield risk	R2	24,469	23,857	24,255
Investment risk	R3	114,763	131,071	129,193
Business risk	R4	3,520	3,840	3,805
Minimum guarantee risk	R7	18	16	19
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		1,083.9%	1,037.4%	1,045.2%

Notes:

1. *Figures as of March 31, 2006 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of December 31, 2005 and 2006 were calculated, using the calculation methods based on the above provisions and considered appropriate by the Company.*
2. *"Net assets (less certain items)" as of December 31, 2006 represents net assets on the balance sheet less total valuation and translation adjustments, and estimated appropriation paid in cash. As of December 31, 2005 and March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, and estimated appropriation paid in cash.*
3. *The figures of "minimum guarantee risk" were calculated on the basis of the regulatory standard.*

(9) Adjusted Net Assets

(Millions of yen)

Item	As of December 31, 2005	As of December 31, 2006	As of March 31, 2006
Adjusted net assets	757,320	764,524	757,580

Note: Adjusted net assets are calculated based on the regulatory standard.

(10) Assets Composition (General Account Assets)

(Millions of yen, %)

Category	As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
	Amount	%	Amount	%	Amount	%
Cash and deposits, call loans	128,411	2.0	178,717	2.7	158,706	2.4
Securities repurchased under resale agreements	-	-	-	-	-	-
Pledged money for bond borrowing transaction	-	-	-	-	-	-
Monetary claims purchased	106,178	1.6	147,035	2.3	124,358	1.9
Securities under proprietary accounts	-	-	-	-	-	-
Monetary trusts	50	0.0	-	-	50	0.0
Securities	4,483,293	68.6	4,486,843	68.8	4,550,498	69.1
Domestic bonds	2,650,918	40.6	2,712,882	41.6	2,671,153	40.6
Domestic stocks	844,174	12.9	837,529	12.8	933,993	14.2
Foreign securities	888,662	13.6	830,680	12.7	863,303	13.1
Bonds	661,656	10.1	531,848	8.2	619,201	9.4
Stock, etc.	227,005	3.5	298,832	4.6	244,102	3.7
Other securities	99,538	1.5	105,749	1.6	82,047	1.2
Loans	1,593,053	24.4	1,502,921	23.0	1,535,833	23.3
Policy loans	109,173	1.7	105,755	1.6	109,118	1.7
Commercial loans	1,483,880	22.7	1,397,165	21.4	1,426,715	21.7
Property and equipment	169,651	2.6	164,888	2.5	168,480	2.6
Deferred tax assets	-	-	-	-	-	-
Deferred tax assets concerning revaluation	4,121	0.1	-	-	-	-
Other assets	50,994	0.8	46,744	0.7	49,049	0.7
Reserve for possible loan losses	(3,019)	(0.0)	(1,640)	(0.0)	(1,680)	(0.0)
Total	6,532,735	100.0	6,525,511	100.0	6,585,297	100.0
Foreign currency denominated assets included	836,454	12.8	733,101	11.2	793,354	12.0

(11) Fair Value Information on Securities and Others (General Account Assets)

a) *Fair Value Information* on Securities (those with current fair value out of securities excluding trading securities)

(Millions of yen)

Category	As of December 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities	322,539	323,343	803	2,619	1,815
Domestic bonds	229,467	230,190	722	2,328	1,605
Monetary claims purchased	88,072	88,153	80	290	209
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,732,297	1,738,062	5,764	13,608	7,844
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,959,156	2,415,287	456,130	463,830	7,700
Domestic bonds	678,620	689,152	10,532	13,575	3,042
Domestics stocks	432,197	825,795	393,598	394,475	877
Foreign securities	751,019	782,694	31,675	35,236	3,560
Bonds	638,328	661,656	23,328	25,207	1,879
Stock, etc.	112,691	121,037	8,346	10,028	1,681
Other securities	79,130	99,538	20,407	20,511	103
Money claims purchased	18,189	18,105	(83)	32	116
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,013,994	4,476,693	462,698	480,058	17,360
Domestic bonds	2,640,385	2,657,405	17,019	29,512	12,492
Domestic stocks	432,197	825,795	393,598	394,475	877
Foreign securities	751,019	782,694	31,675	35,236	3,560
Bonds	638,328	661,656	23,328	25,207	1,879
Stock, etc.	112,691	121,037	8,346	10,028	1,681
Other securities	79,130	99,538	20,407	20,511	103
Monetary claims purchased	106,262	106,259	(2)	322	325
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category	As of December 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,375
Available-for-sale securities	117,986
Unlisted domestic stocks	12,003
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	105,983
Total	124,362

(Millions of yen)

Category	As of December 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Held-to-maturity securities	361,256	356,814	(4,442)	1,337	5,779
Domestic bonds	230,474	227,103	(3,370)	967	4,338
Monetary claims purchased	125,782	124,710	(1,071)	369	1,440
Certificates of deposit	5,000	4,999	(0)	-	0
Policy reserve matching bonds	1,729,428	1,723,371	(6,056)	7,730	13,786
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	1,950,101	2,412,408	462,307	476,547	14,240
Domestic bonds	750,148	752,980	2,831	6,481	3,649
Domestics stocks	424,852	815,797	390,944	398,498	7,553
Foreign securities	659,064	716,627	57,563	59,942	2,379
Bonds	512,699	531,848	19,148	20,603	1,455
Stock, etc.	146,364	184,779	38,414	39,338	924
Other securities	94,386	105,749	11,363	11,605	242
Money claims purchased	21,649	21,253	(396)	19	415
Certificates of deposit	-	-	-	-	-
Others	-	-	-	-	-
Total	4,040,786	4,492,594	451,808	485,614	33,806
Domestic bonds	2,710,050	2,703,455	(6,595)	15,179	21,774
Domestic stocks	424,852	815,797	390,944	398,498	7,553
Foreign securities	659,064	716,627	57,563	59,942	2,379
Bonds	512,699	531,848	19,148	20,603	1,455
Stock, etc.	146,364	184,779	38,414	39,338	924
Other securities	94,386	105,749	11,363	11,605	242
Monetary claims purchased	147,432	145,964	(1,467)	388	1,856
Certificates of deposit	5,000	4,999	(0)	-	0
Others	-	-	-	-	-

Notes: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category	As of December 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Others	-
Policy reserve matching bonds	-
Stock of subsidiaries and affiliated companies	6,993
Available-for-sale securities	128,797
Unlisted domestic stocks	14,739
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	114,058
Total	135,790

(Millions of yen)

Category			As of March 31, 2006				
			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses	Gains	Losses
Held-to-maturity securities			340,401	336,474	(3,926)	1,342	5,268
	Domestic bonds		229,004	227,019	(1,984)	1,305	3,290
	Monetary claims purchased		106,397	104,454	(1,942)	36	1,978
	Certificates of deposit		5,000	5,000	0	0	-
Policy reserve matching bonds			1,773,298	1,750,945	(22,353)	2,700	25,053
Stocks of subsidiaries and affiliated companies			-	-	-	-	-
Available-for-sale securities			1,949,006	2,441,908	492,902	508,904	16,002
	Domestic bonds		667,801	668,850	1,049	7,442	6,393
	Domestics stocks		466,882	915,698	448,816	449,644	827
	Foreign securities		732,794	757,349	24,554	32,807	8,252
		Bonds	609,075	619,201	10,125	16,301	6,176
		Stock, etc.	123,719	138,148	14,429	16,505	2,076
	Other securities		63,045	82,047	19,001	19,004	2
	Money claims purchased		18,482	17,961	(520)	4	525
	Certificates of deposit		-	-	-	-	-
	Others		-	-	-	-	-
Total			4,062,706	4,529,328	466,622	512,946	46,324
Domestic bonds			2,670,104	2,646,815	(23,288)	11,448	34,737
Domestic stocks			466,882	915,698	448,816	449,644	827
Foreign securities			732,794	757,349	24,554	32,807	8,252
	Bonds		609,075	619,201	10,125	16,301	6,176
	Stock, etc.		123,719	138,148	14,429	16,505	2,076
Other securities			63,045	82,047	19,001	19,004	2
Monetary claims purchased			124,879	122,416	(2,463)	41	2,504
Certificates of deposit			5,000	5,000	0	0	-
Others			-	-	-	-	-

Notes: 1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts do not include other than trading securities.

*The carrying value before mark-to-market of securities without any current fair value is as follows:

(Millions of yen)

Category		As of March 31, 2006
Held-to-maturity securities		-
	Unlisted foreign bonds	-
	Others	-
Policy reserve matching bonds		-
Stock of subsidiaries and affiliated companies		6,375
Available-for-sale securities		117,893
	Unlisted domestic stocks	11,919
	Unlisted foreign stocks	-
	Unlisted foreign bonds	-
	Others	105,974
Total		124,268

b) Fair Value Information on Monetary Trusts

(Millions of Yen)

Category	As of December 31, 2005					As of December 31, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts	50	50	-	-	-	-	-	-	-	-

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts	50	50	-	-	-

* Monetarv trusts for investment (Millions of Yen)

Category	As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses	Current Fair Value and Carrying Value	Net valuation gains/losses
Monetary trusts for investment	-	-	-	-	-	-

* Monetary trusts for held-to-maturity securities, policy reserve matching bonds and available-for-sale securities (Millions of Yen)

Category	As of December 31, 2005					As of December 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses			Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-	-	-	-	-	-
Other monetary trusts	50	50	-	-	-	-	-	-	-	-
Jointly operated and designed monetary trusts	50	50	-	-	-	-	-	-	-	-
Total	50	50	-	-	-	-	-	-	-	-

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	50	50	-	-	-
Jointly operated and designed monetary trusts	50	50	-	-	-
Total	50	50	-	-	-

c) Fair Value Information on Real Estate

(Millions of Yen)

Category	As of December 31, 2005					As of December 31, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses			Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses				Gains	Losses
Land	101,079	91,562	(9,516)	3,498	13,014	99,719	95,991	(3,728)	8,150	11,878
Leasehold	156	110	(46)	10	57	156	106	(49)	11	61
Total	101,235	91,673	(9,562)	3,508	13,071	99,876	96,098	(3,778)	8,161	11,940

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains/losses		
				Gains	Losses
Land	100,866	96,268	(4,597)	8,099	12,697
Leasehold	156	109	(46)	11	58
Total	101,023	96,378	(4,644)	8,111	12,755

Note: Current fair value are calculated based on the appraisal prices and posted prices.

d) Fair Value Information on Derivative Transactions
(total transactions which hedge accounting applied and not applied)

(i) Breakdown of net gains/losses (breakdown of transactions which hedge accounting applied and not applied)

(Millions of yen)

Category	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	(951)	(7,804)	-	-	-	(8,756)
Hedge accounting not applied	-	(282)	-	-	-	(282)
Total	(951)	(8,087)	-	-	-	(9,038)

Note: Accrued interest of interest-related net gains/losses applied hedge accounting [106 million yen], currncy-related net gains/losses with fair value hedge accounting [(7,804) million yen], and net gains/losses not applied hedge accounting are recorded on the statement of operations.

(ii) Interest-related derivative transactions

(Millions of yen)

Category	Type	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Interest rate swaps												
	Receipts fixed, payments floating	184,753	127,036	1,180	1,180	141,566	112,060	(951)	(951)	138,286	123,240	(2,083)	(2,083)
Total		-	-	-	1,180	-	-	-	(951)	-	-	-	(2,083)

Note: Valuation gains/losses indicates the current market or fair value.

(iii) Currency-related derivative transactions

(Millions of yen)

Category	Type	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006			
		Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
OTC	Exchange contract												
	Sold	482,112	-	488,990	(6,878)	327,873	-	335,961	(8,087)	422,754	-	428,654	(5,900)
	US dollar	99,426	-	101,736	(2,310)	54,038	-	54,941	(902)	84,888	-	86,555	(1,667)
	Euro	271,370	-	274,701	(3,330)	196,245	-	202,721	(6,476)	239,526	-	243,893	(4,366)
	British pound	-	-	-	-	-	-	-	-	-	-	-	-
	Canadian dollar	70,598	-	71,464	(866)	39,328	-	38,927	401	65,459	-	65,005	453
	Swedish krona	40,718	-	41,088	(370)	38,261	-	39,371	(1,109)	32,879	-	33,199	(320)
Total		-	-	-	(6,878)	-	-	-	(8,087)	-	-	-	(5,900)

Notes:
1. *Exchange rate as of the end of each fiscal year is used for futures rate.*
2. *This disclosure excludes foreign-currency-dominated monetary receivables and payables which are recorded in yen in the balance sheet, for the reason the settlement amount in yen is fixed based on the exchange contract.*
3. *Valuation gains/losses indicates the difference between the contracted amount and the current fair value in futures transaction and forward agreements.*

(iv) Stock-related derivative transactions

(Millions of yen)

Category	Type	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006			
		Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount		Current market or fair value	Valuation gains (losses)
			Over 1 year				Over 1 year				Over 1 year		
OTC	Stock index futures												
	Bought												
	Put	89,979	-			-	-			19,996	-		
		[2,920]	[-]	346	(2,574)	[-]	[-]	-	-	[1,326]	[-]	340	(986)
Total		-	-	-	(2,574)	-	-	-	-	-	-	-	(986)

Notes: 1. Figures in parentheses indicates option premiums in the balance sheet.

2. Valuation gains/losses indicates the difference between the option premium and the current market or fair value.

(v) Bond-related derivative transactions

The Company did not have any balances as of December 31, 2006 and 2005, and March 31, 2006.

(vi) Others

The Company did not have any balances as of December 31, 2006 and 2005, and March 31, 2006.

File No.82-34783

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2006)

February 15, 2007

Name of Company:	**T&D Holdings, Inc.** (Financial Summary for Daido Life Insurance Company)
Stock Listings:	Tokyo, Osaka
Security Code No.:	8795
Head Office:	Tokyo, Japan
URL:	http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None

(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since this fiscal year.

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2006 (April 1, 2006 - December 31, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended December 31, 2006	¥798,839 million	0.4	¥83,995 million	37.8	¥81,167 million	19.1	¥32,196 million	35.9
Nine months ended December 31, 2005	¥795,990 million	0.1	¥60,968 million	(12.4)	¥68,150 million	(8.8)	¥23,698 million	2.3
Year Ended March 31, 2006	¥1,062,452 million	0.3	¥99,445 million	3.8	¥96,105 million	(6.4)	¥39,099 million	17.4

	Net Income per Share
Nine months ended December 31, 2006	¥21,464.17
Nine months ended December 31, 2005	¥15,799.23
Year Ended March 31, 2006	¥26,004.80

Notes:

1. *Average number of outstanding shares during the term: for the nine months ended December 31, 2006: 1,500,000; for the nine months ended December 31, 2005: 1,500,000; for the fiscal year ended March 31, 2006: 1,500,000*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2006	¥6,356,865 million	¥585,368 million	9.2%	¥390,245.77
As of December 31, 2005	¥6,300,877 million	¥548,178 million	8.7%	¥365,452.01
As of March 31, 2006	¥6,406,113 million	¥590,221 million	9.2%	¥393,419.43

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2006: 1,500,000; as of December 31, 2005: 1,500,000; as of March 31, 2006: 1,500,000.*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

Daido Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2007"* section in this material *"Consolidated Financial Summary for the Nine Months Ended December 31, 2006"*.

Daido Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of December 31, 2005	As of December 31, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	264,679	220,942	(43,737)	(16.5)	304,368
Cash	30	41	10	35.7	71
Deposit	264,649	220,900	(43,748)	(16.5)	304,296
Call loans	70,000	123,000	53,000	75.7	80,000
Monetary claims purchased	174,340	398,808	224,468	128.8	156,218
Monetary trusts	233,643	108,136	(125,506)	(53.7)	242,674
Securities	4,310,935	4,364,081	53,146	1.2	4,435,668
Government bonds	204,116	246,615	42,498	20.8	246,175
Municipal bonds	980,156	890,115	(90,040)	(9.2)	960,107
Corporate bonds	1,086,474	1,038,350	(48,123)	(4.4)	1,079,760
Domestic stocks	563,378	556,474	(6,904)	(1.2)	609,122
Foreign securities	640,258	742,209	101,951	15.9	673,504
Other securities	836,551	890,316	53,765	6.4	866,998
Loans	1,046,431	942,327	(104,103)	(9.9)	986,252
Policy loans	80,628	79,490	(1,137)	(1.4)	81,278
Commercial loans	965,803	862,837	(102,966)	(10.7)	904,974
Property and equipment	142,946	-	-	-	143,009
Land	81,141	-	-	-	81,141
Buildings	58,519	-	-	-	58,567
Equipment	1,177	-	-	-	1,159
Construction in progress	2,108	-	-	-	2,141
Tangible fixed assets	-	144,171	-	-	-
Land	-	80,214	-	-	-
Buildings	-	57,010	-	-	-
Construction in progress	-	5,764	-	-	-
Other tangible fixed assets	-	1,181	-	-	-
Intangible fixed assets	-	8,943	-	-	-
Software	-	7,824	-	-	-
Other intangible fixed assets	-	1,118	-	-	-
Due from agencies	1,489	1,430	(59)	(4.0)	1,548
Due from reinsurers	1,282	672	(610)	(47.6)	1,261
Other assets	56,726	45,737	(10,988)	(19.4)	56,800
Accounts receivable	15,635	18,345	2,710	17.3	15,596
Prepaid expenses	3,525	2,406	(1,118)	(31.7)	2,676
Accrued income	17,118	16,760	(357)	(2.1)	18,606
Deposit for rent	3,814	4,066	252	6.6	4,262
Margin for futures contracts	2,764	53	(2,711)	(98.1)	1,739
Derivatives	491	1,489	998	203.1	3,772
Deferred valuation losses on hedge	123	-	-	-	-
Suspense payable	3,797	938	(2,858)	(75.3)	756
Other assets	9,457	1,677	(7,779)	(82.3)	9,389
Reserve for possible loan losses	(1,598)	(1,386)	211	(13.3)	(1,687)
Total assets	6,300,877	6,356,865	55,987	0.9	6,406,113

(Millions of yen)

	As of December 31, 2005	As of December 31, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	5,464,973	5,451,202	(13,770)	(0.3)	5,476,012
Reserve for outstanding claims	40,304	38,763	(1,541)	(3.8)	43,721
Policy reserve	5,298,285	5,293,661	(4,623)	(0.1)	5,306,524
Reserve for policyholder dividends	126,383	118,778	(7,605)	(6.0)	125,766
Due to reinsurers	565	357	(208)	(36.9)	448
Short-term debenture	15,000	30,000	15,000	100.0	20,000
Other liabilities	46,967	49,374	2,406	5.1	76,844
Cash collateral receiving under security landing contracts	8,655	-	(8,655)	(100.0)	20,275
Income taxes payable	540	1,844	1,304	241.5	2,730
Accounts payable	13,497	15,749	2,251	16.7	23,631
Accrued expenses	5,903	6,230	326	5.5	9,382
Unearned income	3,491	3,840	349	10.0	3,527
Deposit received	1,437	1,647	210	14.6	781
Guarantee deposits	5,517	5,838	321	5.8	5,536
Derivatives	3,813	10,404	6,591	172.9	4,257
Deferred valuation gains on hedge	128	-	-	-	3,360
Suspense receipt	3,981	3,818	(163)	(4.1)	3,361
Reserve for bonus to directors and corporate auditors	-	47	47	-	-
Reserve for employees' retirement benefits	66,283	74,908	8,625	13.0	67,316
Reserve for directors' and corporate auditors' retirement benefits	1,696	1,812	116	6.9	1,760
Reserve for price fluctuations	42,255	57,820	15,564	36.8	47,571
Deferred tax liabilities	114,957	105,972	(8,985)	(7.8)	125,937
Total liabilities	5,752,699	5,771,496	18,797	0.3	5,815,892
Stockholders' equity:					
Common stock	75,000	-	-	-	75,000
Capital surplus	54	-	-	-	54
Retained earnings	116,736	-	-	-	132,137
Legal reserve for future losses	7,345	-	-	-	7,345
Appropriated retained earnings	74,619	-	-	-	74,619
Provision for advanced depreciation on real estate	1,559	-	-	-	1,559
Provision for 100th anniversary project	60	-	-	-	60
General reserve	73,000	-	-	-	73,000
Unappropriated retained earnings	34,771	-	-	-	50,172
Net unrealized gains on securities	356,387	-	-	-	383,030
Total stockholders' equity	548,178	-	-	-	590,221
Total liabilities and stockholders' equity	6,300,877	-	-	-	6,406,113
Net assets:					
Common stock	-	75,000	-	-	-
Capital surplus	-	54	-	-	-
Retained earnings	-	155,275	-	-	-
Legal reserve for future losses	-	9,157	-	-	-
Other retained earnings	-	146,117	-	-	-
Provision for advanced depreciation on real estate	-	1,559	-	-	-
Provision for 100th anniversary project	-	11	-	-	-
General reserve	-	100,000	-	-	-
Unappropriated retained earnings	-	44,546	-	-	-
Total stockholders' equity	-	230,329	-	-	-
Net unrealized gains on securities	-	354,104	-	-	-
Gains on deferred hedge	-	934	-	-	-
Total valuation and translation adjustments	-	355,039	-	-	-
Total net assets	-	585,368	-	-	-
Total liabilities and net assets	-	6,356,865	-	-	-

Daido Life Unaudited Non-Consolidated Condensed Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	795,990	798,839	2,849	0.4	1,062,452
Income from insurance premiums	647,333	646,325	(1,008)	(0.2)	871,153
Insurance premiums	646,528	645,541	(986)	(0.2)	870,134
Ceded reinsurance recoveries	805	784	(21)	(2.7)	1,018
Investment income	127,643	131,923	4,280	3.4	180,674
Interest, dividends and income from real estate for rent	75,332	91,454	16,121	21.4	106,987
Interest income from deposits	3,952	5,189	1,237	31.3	5,343
Interest income and dividends from securities	51,654	65,178	13,524	26.2	75,571
Interest income from loans	14,743	14,389	(354)	(2.4)	19,304
Interest from real estate for rent	4,772	4,756	(15)	(0.3)	6,352
Other income from interest and dividends	210	1,940	1,730	822.5	415
Gains from monetary trust, net	1,356	7,645	6,289	463.8	3,664
Gains on investment in trading securities, net	15,067	10,253	(4,814)	(32.0)	22,157
Gains on sales of securities	8,770	15,203	6,432	73.3	16,449
Gains on redemption of securities	467	-	(467)	(100.0)	467
Other investment income	1,944	2,004	59	3.1	2,595
Gains on separate accounts, net	24,703	5,363	(19,340)	(78.3)	28,352
Other ordinary income	21,012	20,590	(422)	(2.0)	10,624
Income related to withheld insurance claims and other payments for future annuity payments	242	110	(131)	(54.3)	297
Income due to withheld insurance payments	2,194	1,797	(397)	(18.1)	3,177
Reversal of reserve for outstanding claims	7,316	4,957	(2,359)	(32.2)	3,900
Reversal of policy reserve	10,427	12,862	2,435	23.4	2,188
Other ordinary income	831	861	30	3.7	1,060
Ordinary expenses	735,021	714,843	(20,177)	(2.7)	963,007
Insurance claims and other payments	606,099	576,309	(29,789)	(4.9)	791,872
Insurance claims	235,217	206,250	(28,966)	(12.3)	308,591
Annuity payments	20,858	21,203	344	1.7	27,259
Insurance benefits	131,653	127,958	(3,695)	(2.8)	175,698
Surrender payments	153,813	191,400	37,587	24.4	203,007
Other payments	63,749	28,723	(35,025)	(54.9)	76,220
Reinsurance premiums	806	772	(33)	(4.2)	1,093
Provision for policy and other reserves	687	648	(38)	(5.6)	906
Interest portion of reserve for policyholder dividends	687	648	(38)	(5.6)	906
Investment expenses	36,653	36,657	4	0.0	46,696
Interest expenses	19	108	88	443.0	25
Losses on sales of securities	949	5,737	4,787	504.2	1,045
Devaluation losses on securities	358	390	31	8.7	547
Losses from derivatives, net	26,405	18,461	(7,944)	(30.1)	31,227
Foreign exchange losses, net	3,660	4,371	710	19.4	4,924
Depreciation of real estate for rent	2,033	1,859	(173)	(8.5)	2,698
Other investment expenses	3,224	5,729	2,504	77.7	6,227
Operating expenses	81,833	83,650	1,816	2.2	109,262
Other ordinary expenses	9,747	17,577	7,829	80.3	14,268
Payments related to withheld insurance claims	1,323	1,665	342	25.9	1,914
Taxes	4,855	4,892	36	0.8	6,572
Depreciation	3,031	3,088	56	1.9	4,075
Provision for reserve for employees' retirement benefits	346	7,592	7,246	2,093.0	1,379
Other ordinary expenses	190	338	147	77.5	326
Ordinary profit	60,968	83,995	23,027	37.8	99,445

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	1,046	460	(585)	(56.0)	961
Gains on sales of property and equipment	790	-	-	-	791
Gains on sales of fixed assets	-	6	-	-	-
Reversal of reserve for possible loan losses	234	301	66	28.5	139
Recoveries of bad debts previously written-off	20	22	2	10.3	30
Gains on sales of stocks of affiliated companies	-	128	128	-	-
Extraordinary losses	11,080	11,944	863	7.8	16,563
Losses on sales, disposal and devaluation of property and equipment	1,091	-	-	-	1,257
Losses on sales, disposal and devaluation of fixed assets	-	771	-	-	-
Impairment loss	270	525	254	94.1	270
Provision for reserve for price fluctuations	9,671	10,248	577	6.0	14,987
Provision for 100th anniversary project	47	48	0	0.6	47
Headquarters removal costs	-	350	350	-	-
Provision for reserve for policyholder dividends	18,452	20,160	1,707	9.3	27,310
Income before income taxes	32,481	52,351	19,870	61.2	56,532
Current income taxes	14,537	24,299	9,762	67.2	27,266
Deferred income taxes	(5,754)	(4,144)	1,610	(28.0)	(9,833)
Net income	23,698	32,196	8,497	35.9	39,099
Unappropriated retained earnings at beginning of period	11,024	-	-	-	11,024
Transfer from provision for 100th anniversary project	47	-	-	-	47
Unappropriated retained earnings at end of period	34,771	-	-	-	50,172

Supplementary Materials for the Nine Months Ended December 31, 2006

Business Highlights (Non-Consolidated)

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	2,008	100.3	388,212	100.9	1,981	98.6	386,705	99.6	1,998	387,711
Individual term life insurance	1,456	101.9	359,401	101.4	1,462	100.4	359,647	100.1	1,457	359,336
Individual annuities	148	103.8	12,286	102.8	153	103.1	12,437	101.2	150	12,369
Subtotal	2,156	100.6	400,498	100.9	2,134	99.0	399,143	99.7	2,149	400,080
Group insurance	-	-	122,245	100.4	-	-	119,393	97.7	-	120,196
Group annuities	-	-	20,424	94.0	-	-	19,721	96.6	-	20,279

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine Months Ended December 31, 2005					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	183	101.4	33,422	98.3	33,388	33
Individual term life insurance	148	97.7	32,589	98.8	32,555	33
Individual annuities	8	103.9	745	107.8	745	0
Subtotal	191	101.5	34,168	98.4	34,134	33
Group insurance	-	-	160	94.5	160	
Group annuities	-	-	0	17.3	0	

Category	Nine Months Ended December 31, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	176	95.9	34,484	103.2	34,546	(61)
Individual term life insurance	147	99.0	33,774	103.6	33,836	(62)
Individual annuities	7	96.2	650	87.2	649	1
Subtotal	183	95.9	35,134	102.8	35,195	(60)
Group insurance	-	-	594	370.7	594	
Group annuities	-	-	1	438.6	1	

Category	Year Ended March 31, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	234	98.6	41,929	98.4	41,888	40
Individual term life insurance	187	97.9	40,807	98.9	40,767	40
Individual annuities	11	107.2	998	106.6	998	0
Subtotal	245	99.0	42,927	98.6	42,886	40
Group insurance	-	-	543	187.0	543	
Group annuities	-	-	0	6.9	0	

Notes:

1. The number of new policies includes increase from conversion.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

a. Policy amount in force (Millions of yen, %)

Category	As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	638,643	102.6	645,889	101.1	639,101	102.1
Individual annuities	45,730	103.4	46,381	101.4	45,645	101.1
Total	684,374	102.6	692,271	101.2	684,746	102.1
3rd Sector	60,960	98.5	59,066	96.9	60,631	98.3

b. New policies (Millions of yen, %)

Category	Nine months ended December 31, 2005		Nine months ended December 31, 2006		Year ended March 31, 2006	
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance	62,272	102.1	63,469	101.9	79,131	99.9
Individual annuities	2,143	101.9	2,659	124.1	3,758	133.4
Total	64,416	102.1	66,129	102.7	82,889	101.1
3rd Sector	3,116	112.0	3,087	99.1	3,916	103.4

Notes:

1.New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurnace, cancer insurance, accident insurance, and nursing care insurnace.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Term Life Insurance Policy Amount by Dividend Type

a. Policy amount in force (100 Millions of yen, %)

Category	As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
	Amount	%	Amount	%	Amount	%
Participating	202,995	56.5	185,992	51.7	200,392	55.8
Semi-participating	81,964	22.8	78,477	21.8	82,378	22.9
Non-participating	74,441	20.7	95,177	26.5	76,565	21.3
Total	359,401	100.0	359,647	100.0	359,336	100.0

b. New policies (100 Millions of yen, %)

Category	Nine months ended December 31, 2005		Nine months ended December 31, 2006		Year Ended March 31, 2006	
	Amount	%	Amount	%	Amount	%
Participating	8,640	26.6	5,737	16.9	10,877	26.7
Semi-participating	8,379	25.7	1,780	5.3	10,362	25.4
Non-participating	15,535	47.7	26,318	77.8	19,527	47.9
Total	32,555	100.0	33,836	100.0	40,767	100.0

Notes:

1. Semi-participating policies only pay dividends related to investment every five years.

2. New policy amount do not include net increase from conversion.

(5) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2005				Nine months ended December 31, 2006				Year Ended March 31, 2006	
	Number	Change (%)	Amount	Change (%)	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	139	98.0	23,017	98.5	154	111.1	28,001	121.7	181	29,873
Individual annuities	3	107.9	402	116.1	4	116.1	415	103.1	5	526
Total	143	98.3	23,420	98.7	159	111.2	28,416	121.3	187	30,400

(6) Surrender and Lapse Rate

(Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Individual insurance	5.98	7.22	7.76
Individual annuities	3.34	3.36	4.36
Total	5.90	7.10	7.66

Note: Surrender and lapse rate is not annualized.

(7) Reconciliation to Core Profit and Non-Consolidated Ordinary Profit

a. Reconciliation to core profit

(Millions of yen)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Core revenues	771,797	767,087	1,021,367
Income from insurance premiums	647,333	646,325	871,153
Insurance premiums	646,528	645,541	870,134
Ceded reinsurance recoveries	805	784	1,018
Investment income	102,448	98,821	138,403
Interest, dividends and income from real estate for rent	75,332	91,454	106,987
Gains on redemption of securities	467	-	467
Other investment income	1,944	2,004	2,595
Gains on separate accounts, net	24,703	5,363	28,352
Other ordinary income	22,014	21,373	11,810
Income related to withheld insurance claims and other payments for future annuity payments	242	110	297
Income due to withheld insurance payments	2,194	1,797	3,177
Reversal of reserve for outstanding claims	7,316	4,957	3,900
Reversal of policy reserves (except contingency reserve)	11,429	13,645	3,374
Reversal of reserve for employees' retirement benefits	-	-	-
Other ordinary income	831	861	1,060
Other core revenues	-	566	-
Core Expenses	703,646	685,919	925,261
Insurance claims and other payments	606,099	576,309	791,872
Insurance claims	235,217	206,250	308,591
Annuity payments	20,858	21,203	27,259
Insurance benefits	131,653	127,958	175,698
Surrender payments	153,813	191,400	203,007
Other payments	63,749	28,723	76,220
Reinsurance payments	806	772	1,093
Provision for policy and other reserves	687	648	906
Investment expenses	5,278	7,697	8,950
Interest expense	19	108	25
Losses from redemption of securities	-	-	-
Provision for reserve for possible loan losses	-	-	-
Depreciation of real estate for rent	2,033	1,859	2,698
Other investment expenses	3,224	5,729	6,227
Losses on separate accounts, net	-	-	-
Operating expenses	81,833	83,650	109,262
Other ordinary expenses	9,747	17,577	14,268
Payments related to withheld insurance claims	1,323	1,665	1,914
Taxes	4,855	4,892	6,572
Depreciation	3,031	3,088	4,075
Provision for reserve for employees' retirement benefits	346	7,592	1,379
Other ordinary expenses	190	338	326
Other core expenses	-	35	-
Core profit	68,150	81,167	96,105

b. Reconciliation to non-consolidated ordinary profit

(Millions of yen)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Core profit (A)	68,150	81,167	96,105
Capital gains	25,194	32,534	42,270
Gains from monetary trusts, net	1,356	7,645	3,664
Gains on investments in trading securities, net	15,067	10,253	22,157
Gains on sales of securities	8,770	15,203	16,449
Gains from derivatives, net	-	-	-
Foreign exchange gains, net	-	-	-
Others	-	(566)	-
Capital losses	31,374	28,924	37,745
Losses from monetary trusts, net	-	-	-
Losses on investments in trading securities, net	-	-	-
Losses on sales of securities	949	5,737	1,045
Devaluation losses on securities	358	390	547
Losses from derivatives, net	26,405	18,461	31,227
Foreign exchange losses, net	3,660	4,371	4,924
Others	-	(35)	-
Capital gains/losses (B)	(6,180)	3,610	4,525
(A+B)	61,970	84,778	100,630
Other one-time gains	(1,001)	(782)	(1,185)
Ceding reinsurance commissions	-	-	-
Reversal of contingency reserve	(1,001)	(782)	(1,185)
Others	-	-	-
Other one-time losses	-	-	-
Reinsurance premiums	-	-	-
Provision for contingency reserve	-	-	-
Provision for specific reserve for possible loan losses	-	-	-
Provision for specific reserves for loans to refinancing countries	-	-	-
Write-off of loans	-	-	-
Others	-	-	-
Other one-time gains/losses (C)	(1,001)	(782)	(1,185)
Ordinary profit (A+B+C)	60,968	83,995	99,445

Note: Core profit for the nine months ended December 31, 2006 includes 566 million yen of income gains from monetary trusts as other core revenues instead of capital gains, and 35 million yen of income losses from derivatives as other core expenses, instead of capital losses.

(8) Negative Spread

(Millions of yen, %)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Negative spread	26,170	10,022	29,390
Investment yield on core profit	1.90%	2.27%	1.99%
Average assumed investment yield	2.59%	2.53%	2.58%
Policy reserves in general accounts	5,037,754	5,035,139	5,028,258

Notes:

1. Method of calculating negative spread:

For nine months ended December 31, 2005 and 2006:

((Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts) x 3/4

For the year ended March 31, 2006:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts

2. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

3. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

4. Investment yield on core profit and avarage assumed investment yield are annualized.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(9) Solvency Margin Ratio

(Millions of yen)

Items	As of December 31, 2005	As of December 31, 2006	As of March 31, 2006
Total solvency margin (A)	996,272	1,078,901	1,068,289
Net assets (less certain items)	183,441	221,217	196,573
Reserve for price fluctuations	42,255	57,820	47,571
Contingency reserve	78,895	79,862	79,079
Reserve for possible loan losses	204	178	188
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)	502,033	498,817	539,564
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)	(10,049)	(3,384)	(4,973)
Excess of amount of policy surrender payment	123,373	126,779	124,207
Unallotted portion of reserve for policyholder dividends	7,474	7,590	8,916
Future profits	12,301	13,440	13,655
Deferred tax assets	56,340	76,580	63,505
Subordinated debt	-	-	-
Deductible items	-	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$ (B)	159,046	173,320	170,317
Insurance risk R_1	34,392	33,925	34,182
Assumed investment yield risk R_2	20,694	19,468	20,493
Investment risk R_3	130,088	145,637	141,649
Business risk R_4	3,717	3,996	3,940
Minimum guarantee risk R_7	690	784	684
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$	1,252.8%	1,244.9%	1,254.4%

Notes:

1. Figures as of March 31, 2006 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of December 31, 2005 and 2006 were calculated based on the above provisions and considered appropriate by the Company.

2. "Net assets (less certain items)" as of December 31, 2006 represents net assets on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate, gains on deferred hedge and estimated appropriation paid in cash. As of December 31, 2005 and March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities, provision for advanced depreciation on real estate and (estimated) appropriation paid in cash.

3. Net unrealized gains(losses) on real estates are basically calculated by the method of appraised price, whereas as for less important real estates, they are calculated by the method of posted price.

4. Minimum guarantee risks were calculated using the standard method regulated by FSA.

(10) Adjusted Net Assets

(Millions of yen)

Item	As of December 31, 2005	As of December 31, 2006	As of March 31, 2006
Adjusted net assets	1,018,165	1,054,065	1,062,325

Note: Adjusted net assets are calculated based on the regulatory standard.

(11) Asset Composition (General Account Assets)

(Millions of yen, %)

Category	As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	331,505	5.4	342,496	5.5	382,562	6.1
Monetary claims purchased	174,340	2.8	398,808	6.4	156,218	2.5
Monetary trusts	233,643	3.8	108,136	1.7	242,674	3.9
Securities	4,157,612	67.7	4,211,671	67.9	4,289,684	68.6
Domestic bonds	2,217,159	36.1	2,122,642	34.2	2,236,251	35.7
Domestic stocks	503,854	8.2	499,700	8.1	553,898	8.9
Foreign securities	600,047	9.8	701,392	11.3	632,535	10.1
Foreign bonds	265,673	4.3	287,817	4.6	271,801	4.3
Foreign stocks and other securities	334,373	5.4	413,574	6.7	360,734	5.8
Other securities	836,551	13.6	887,935	14.3	866,998	13.9
Loans	1,046,431	17.0	942,327	15.2	986,252	15.8
Policy loans	80,628	1.3	79,490	1.3	81,278	1.3
Commercial loans	965,803	15.7	862,837	13.9	904,974	14.5
Property and equipment	141,768	2.3	142,989	2.3	141,849	2.3
Other assets	60,137	1.0	57,503	0.9	57,912	0.9
Reserve for possible loan losses	(1,598)	(0.0)	(1,386)	(0.0)	(1,687)	(0.0)
Total	6,143,842	100.0	6,202,548	100.0	6,255,467	100.0
Foreign currency denominated assets	365,900	6.0	470,969	7.6	396,855	6.3

(12) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of yen)

Category	As of December 31, 2005				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,360,135	1,386,744	26,609	32,863	6,254
Domestic bonds	1,277,918	1,303,669	25,751	31,810	6,059
Foreign bonds	57,373	58,253	880	1,002	122
Monetary claims purchased	24,843	24,821	(22)	50	72
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,342,050	2,890,678	548,628	551,785	3,157
Domestic bonds	913,139	939,241	26,102	26,866	764
Domestic stocks	210,024	482,536	272,511	272,800	288
Foreign securities	267,526	279,551	12,025	12,862	837
Bonds	199,647	208,300	8,652	9,094	442
Stocks, etc.	67,878	71,251	3,372	3,767	395
Other securities	617,545	818,497	200,952	201,583	631
Monetary claims purchased	149,496	149,496	-	-	-
Certificates of deposit	22,000	22,000	-	-	-
Monetary trusts	162,317	199,354	37,037	37,672	634
Total	3,702,185	4,277,422	575,237	584,649	9,412
Domestic bonds	2,191,057	2,242,910	51,853	58,676	6,823
Domestic stocks	210,024	482,536	272,511	272,800	288
Foreign securities	324,899	337,804	12,905	13,865	960
Bonds	257,021	266,553	9,532	10,097	565
Stocks, etc.	67,878	71,251	3,372	3,767	395
Other securities	617,545	818,497	200,952	201,583	631
Monetary claims purchased	174,340	174,318	(22)	50	72
Certificates of deposit	22,000	22,000	-	-	-
Monetary trusts	162,317	199,354	37,037	37,672	634

Notes:
1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.
2. Monetary trusts include securities other than trading securities.

b. Securities without fair value (Carrying Value)

(Millions of yen)

Category	As of December 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	156,920
Unlisted domestic stocks	17,627
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	139,293
Total	160,611

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value (Millions of yen)

Category	As of December 31, 2006				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	5,224	5,117	(107)	-	107
Domestic bonds	5,224	5,117	(107)	-	107
Foreign bonds	-	-	-	-	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	3,791,536	4,328,206	536,669	555,378	18,709
Domestic bonds	2,102,054	2,117,417	15,363	25,484	10,120
Domestic stocks	224,550	476,113	251,563	256,062	4,499
Foreign securities	340,272	352,164	11,891	12,934	1,043
Bonds	280,889	287,817	6,927	7,657	729
Stocks, etc.	59,383	64,346	4,963	5,277	314
Other securities	627,743	857,212	229,469	231,486	2,017
Monetary claims purchased	397,331	397,256	(74)	851	925
Certificates of deposit	54,500	54,500	-	-	-
Monetary trusts	45,084	73,540	28,456	28,558	102
Total	3,796,761	4,333,323	536,562	555,378	18,816
Domestic bonds	2,107,278	2,122,535	15,256	25,484	10,227
Domestic stocks	224,550	476,113	251,563	256,062	4,499
Foreign securities	340,272	352,164	11,891	12,934	1,043
Bonds	280,889	287,817	6,927	7,657	729
Stocks, etc.	59,383	64,346	4,963	5,277	314
Other securities	627,743	857,212	229,469	231,486	2,017
Monetary claims purchased	397,331	397,256	(74)	851	925
Certificates of deposit	54,500	54,500	-	-	-
Monetary trusts	45,084	73,540	28,456	28,558	102

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

3. For the nine months ended December 31, 2006, a part of domestic bonds classified as 'held-to-maturity securities' was changed its category to 'available-for-sale securities'.

b. Securities without fair value (Carrying value) (Millions of yen)

Category	As of December 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	2,980
Available-for-sale securities	209,365
Unlisted domestic stocks	20,607
Unlisted foreign stocks	0
Unlisted foreign bonds	-
Others	188,758
Total	212,346

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. **Securities with fair value**

(Millions of yen)

Category	As of March 31, 2006				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	1,354,389	1,355,206	816	17,243	16,426
Domestic bonds	1,263,514	1,265,230	1,715	16,693	14,978
Foreign bonds	50,748	50,930	182	549	366
Monetary claims purchased	40,126	39,045	(1,080)	-	1,080
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	2,413,092	3,000,075	586,982	594,812	7,829
Domestic bonds	960,948	972,737	11,788	15,392	3,604
Domestic stocks	233,305	531,455	298,149	298,303	153
Foreign securities	284,036	292,372	8,336	10,007	1,671
Bonds	216,061	221,053	4,991	6,266	1,274
Stocks, etc.	67,974	71,318	3,344	3,741	396
Other securities	616,979	847,946	230,967	232,605	1,637
Monetary claims purchased	116,091	116,091	-	-	-
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763
Total	3,767,481	4,355,281	587,799	612,055	24,256
Domestic bonds	2,224,462	2,237,967	13,504	32,086	18,582
Domestic stocks	233,305	531,455	298,149	298,303	153
Foreign securities	334,784	343,302	8,518	10,556	2,038
Bonds	266,809	271,983	5,173	6,815	1,641
Stocks, etc.	67,974	71,318	3,344	3,741	396
Other securities	616,979	847,946	230,967	232,605	1,637
Monetary claims purchased	156,218	155,137	(1,080)	-	1,080
Certificates of deposit	45,000	45,000	-	-	-
Monetary trusts	156,731	194,471	37,740	38,503	763

Notes:

1. The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

2. Monetary trusts include securities other than trading securities.

b. **Securities without fair value (Carrying Value)**

(Millions of yen)

Category	As of March 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	3,690
Available-for-sale securities	166,080
Unlisted domestic stocks	18,752
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	147,328
Total	169,771

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of December 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	233,643	233,643	-	-	-

Category	As of December 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	108,136	108,136	-	-	-

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	242,674	242,674	-	-	-

a. Monetary trusts for investment

The Company held no monetary trusts for investment as of December 31, 2005 and 2006, and March 31, 2006.

b. Monetary trusts for held-to-maturity, policy reserve matching securities, and others

(Millions of yen)

Category	As of December 31, 2005				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	196,606	233,643	37,037	37,672	634
Investment type focused on domestic bonds	111,416	111,213	(202)	81	283
Investment type focused on domestic stocks	61,890	99,130	37,239	37,590	351
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trusts	-	-	-	-	-
Jointly operated and designated monetary trusts	23,300	23,300	-	-	-
Total	196,606	233,643	37,037	37,672	634

Category	As of December 31, 2006				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	79,680	108,136	28,456	28,558	102
Investment type focused on domestic bonds	-	-	-	-	-
Investment type focused on domestic stocks	51,880	80,336	28,456	28,558	102
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly operated and designated monetary trusts	27,800	27,800	-	-	-
Total	79,680	108,136	28,456	28,558	102

Category	As of March 31, 2006				
	Carrying Value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts for held-to-maturity	-	-	-	-	-
Monetary trusts for policy reserve matching	-	-	-	-	-
Other monetary trusts	204,934	242,674	37,740	38,503	763
Investment type focused on domestic bonds	96,258	96,043	(214)	37	252
Investment type focused on domestic stocks	64,375	102,330	37,955	38,466	510
Investment type focused on foreign securities	-	-	-	-	-
Balance-type	-	-	-	-	-
Investment type focused on collateral short-term money trust	-	-	-	-	-
Jointly operated and designated monetary trusts	44,300	44,300	-	-	-
Total	204,934	242,674	37,740	38,503	763

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans, and others.

3) Fair value information on real estate

(Millions of yen)

Category	As of December 31, 2005				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	81,141	71,482	(9,658)	22,302	31,960
Leasehold	913	521	(391)	232	623
Total	82,054	72,004	(10,049)	22,534	32,583

Category	As of December 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	80,214	77,224	(2,990)	26,640	29,630
Leasehold	913	518	(394)	217	611
Total	81,127	77,742	(3,384)	26,857	30,242

Category	As of March 31, 2006				
	Carrying value	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Land	81,141	76,562	(4,579)	25,764	30,343
Leasehold	913	518	(394)	217	611
Total	82,054	77,080	(4,973)	25,982	30,955

Note: Fair values are basically calculated based on the appraisal price. Less important property is calculated based on the posted price.

4) Fair value information on derivative transactions

i. Gains (losses) on derivatives with and without hedge accounting (Millions of yen)

Category	As of December 31, 2006					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	1,463	(3,733)	-	-	-	(2,270)
Hedge accounting not applied	(19)	(6,593)	(21)	(10)	-	(6,644)
Total	1,443	(10,326)	(21)	(10)	-	(8,915)

Notes:

1. Gains (losses) on derivatives which are applied to fair value hedge method (currency-related transactions as of December 31, 2006: a loss of 3,733 million yen) and gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

ii. Interest-related transactions (Millions of yen)

Type	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Interest rate swaps: Receipts floating, payments fixed	142,382	139,782	(90)	(90)	139,782	138,382	1,443	1,443	142,382	139,782	3,309	3,309
Total				(90)				1,443				3,309

iii. Currency-related transactions (Millions of yen)

Category	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Foreign exchange contracts:												
Sold:	244,052	-	245,387	(1,334)	385,242	-	395,569	(10,327)	261,814	-	263,841	(2,026)
U.S. dollar	154,894	-	154,932	(37)	286,356	-	291,663	(5,307)	178,450	-	178,877	(426)
Euro	76,601	-	77,648	(1,047)	81,152	-	85,310	(4,158)	71,705	-	73,176	(1,471)
British pound	10,691	-	10,853	(161)	15,017	-	15,905	(887)	9,766	-	9,845	(78)
Canadian dollar	1,865	-	1,953	(87)	2,716	-	2,690	25	1,891	-	1,941	(50)
Bought:	149	-	150	0	141	-	142	0	156	-	156	(0)
U.S. dollar	50	-	50	0	86	-	86	0	156	-	156	(0)
Euro	99	-	99	0	55	-	55	0	-	-	-	-
Total				(1,334)				(10,326)				(2,027)

Notes:

1. Forward exchange rates are used as the year-term end exchange rates.

2. Assets and liabilities denominated in foreign currencies, which have fixed settlement amounts in yen under forward exchange contracts and have been disclosed in yen amounts in the balance sheets, are not subject to disclose.

iv. Stock-related transactions

(Millions of yen)

Category	As of December 31, 2005 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	As of December 31, 2006 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	As of March 31, 2006 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Stock index futures:												
Sold	65,060	-	66,841	(1,780)	6,304	-	6,326	(21)	26,375	-	28,417	(2,041)
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				(1,780)				(21)				(2,041)

v. Bond-related transactions

(Millions of yen)

Category	As of December 31, 2005 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	As of December 31, 2006 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	As of March 31, 2006 Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Exchange-traded transactions												
Bond futures contracts:												
Sold	29,001	-	29,118	(116)	23,448	-	23,458	(10)	27,233	-	26,958	274
Bought	-	-	-	-	-	-	-	-	-	-	-	-
Total				(116)				(10)				274

vi. Others

The Company held no other derivative instruments as of December 31, 2005 and 2006 as well as March 31, 2006.

NON-CONSOLIDATED FINANCIAL SUMMARY

(For the nine months ended December 31, 2006)

February 15, 2007

Name of Company: **T&D Holdings, Inc.** (Financial Summary for T&D Financial Life Insurance Company)
Stock Listings: Tokyo, Osaka
Security Code No.: 8795
Head Office: Tokyo, Japan
URL: http://www.td-holdings.co.jp/e/

1. Premises

(1) Adoption of Simple Accounting Method: None
(2) Changes in Method of Accounting: Applicable. Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since this fiscal year.

2. Non-Consolidated Operating Results for the Nine Months Ended December 31, 2006 (April 1, 2006 - December 31, 2006)

(1) Results of Operations

Note: Amounts of less than one million yen have been eliminated, and percentages have been rounded to the nearest percent.

	Ordinary Revenues	% change	Ordinary Profit	% change	Core Profit	% change	Net Income	% change
Nine months ended December 31, 2006	¥170,486 million	(31.0)	¥(8,638) million	6.6	¥(2,931) million	(49.4)	¥(7,332) million	(10.7)
Nine months ended December 31, 2005	¥247,207 million	172.3	¥(8,106) million	103.0	¥(5,787) million	77.4	¥(8,207) million	-
Year Ended March 31, 2006	¥312,371 million	108.0	¥(12,246) million	(5.0)	¥(7,037) million	4.3	¥(11,413) million	-

	Net Income per Share
Nine months ended December 31, 2006	¥(9,166.15)
Nine months ended December 31, 2005	¥(13,679.70)
Year Ended March 31, 2006	¥(18,952.71)

Notes:

1. *Average number of outstanding shares during the term: for the nine months ended December 31, 2006: 800,000; for the nine months ended December 31, 2005: 600,000; for the fiscal year ended March 31, 2006: 602,192*
2. *% change for ordinary revenues, ordinary profit and net income, etc. is presented in comparison with the same term of the previous fiscal year.*
3. *Core Profit is a measure of a life insurance company's underlying profitability from core insurance operations on a non-consolidated basis, defined as ordinary profit excluding "capital gains and losses" such as gains and losses on sale of securities and devaluation losses on securities and "other one-time gains and losses" such as provision for (reversal of) contingency reserve and write-off of loans.*

(2) Financial Conditions

	Total Assets	Net Assets	Equity Ratio	Net Assets per Share
As of December 31, 2006	¥1,014,069 million	¥37,815 million	3.7%	¥47,270.00
As of December 31, 2005	¥873,919 million	¥17,196 million	2.0%	¥28,661.41
As of March 31, 2006	¥934,116 million	¥45,243 million	4.8%	¥56,554.76

Notes:

1. *Number of outstanding shares at the end of the term: as of December 31, 2006: 800,000; as of December 31, 2005: 600,000; as of March 31, 2006: 800,000*
2. *Number of treasury stock at the end of the term: None*

3. Forecast for the Year Ending March 31, 2007 (April 1, 2006 - March 31, 2007)

T&D Financial Life's forecast is omitted. Please refer to T&D Holdings' *"Consolidated Forecasts for the Year Ending March 31, 2007"* section in this material *"Consolidated Financial Summary for the Nine Months Ended December 31, 2006"*.

T&D Financial Life Unaudited Non-Consolidated Condensed Balance Sheet

(Millions of yen)

	As of December 31, 2005	As of December 31, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Assets:				%	
Cash and deposits	46,860	33,889	(12,971)	(27.7)	41,611
Cash	4	0	(3)	(83.9)	5
Deposit	46,856	33,888	(12,967)	(27.7)	41,605
Call loans	-	20,000	20,000	-	-
Monetary trusts	7,312	10,603	3,290	45.0	7,748
Securities	780,027	912,178	132,150	16.9	844,351
Government bonds	260,607	326,371	65,763	25.2	289,335
Corporate bonds	23,275	17,917	(5,357)	(23.0)	23,092
Domestic stocks	2,176	2,128	(47)	(2.2)	2,331
Foreign securities	46,853	25,935	(20,917)	(44.6)	46,688
Other securities	447,115	539,825	92,709	20.7	482,903
Loans	14,146	11,748	(2,397)	(16.9)	13,333
Policy loans	9,068	7,936	(1,132)	(12.5)	8,261
Commercial loans	5,077	3,812	(1,265)	(24.9)	5,071
Property and equipment	149	-	-	-	145
Buildings	123	-	-	-	124
Equipment	23	-	-	-	20
Construction in progress	2	-	-	-	0
Tangible fixed assets	-	301	-	-	-
Buildings	-	288	-	-	-
Other tangible fixed assets	-	12	-	-	-
Intangible fixed assets	-	2,496	-	-	-
Software	-	2,485	-	-	-
Other intangible fixed assets	-	10	-	-	-
Due from agencies	-	0	0	-	-
Due from reinsurers	6,053	6,963	909	15.0	5,923
Other assets	14,947	10,705	(4,242)	(28.4)	15,887
Accounts receivable	9,168	8,316	(852)	(9.3)	11,284
Prepaid expenses	215	366	151	70.3	230
Accrued income	811	815	4	0.5	932
Deposit for rent	844	911	67	8.0	993
Suspense payable	172	132	(40)	(23.3)	85
Goodwill	1,625	-	(1,625)	(100.0)	-
Other assets	2,110	162	(1,948)	(92.3)	2,360
Deferred tax assets	4,566	5,256	690	15.1	5,207
Reserve for possible loan losses	(144)	(72)	72	(49.7)	(92)
Total assets	873,919	1,014,069	140,149	16.0	934,116

(Millions of yen)

	As of December 31, 2005	As of December 31, 2006	Increase (decrease)		As of March 31, 2006
	Amount	Amount	Amount	% change	Amount
Liabilities:				%	
Policy reserves	841,639	961,785	120,146	14.3	874,877
Reserve for outstanding claims	5,045	4,505	(540)	(10.7)	4,475
Policy reserve	832,869	954,248	121,378	14.6	866,962
Reserve for policyholder dividends	3,723	3,032	(691)	(18.6)	3,440
Due to agencies	1,077	1,073	(3)	(0.3)	849
Due to reinsurers	153	118	(35)	(22.8)	59
Other liabilities	5,232	5,262	29	0.6	4,718
Income taxes payable	33	9	(24)	(73.2)	38
Accounts payable	3,001	2,905	(95)	(3.2)	2,518
Accrued expenses	986	1,232	245	24.9	1,129
Unearned income	0	0	(0)	(76.6)	0
Deposit received	413	376	(37)	(9.1)	365
Suspense receipt	796	738	(57)	(7.3)	666
Reserve for employees' retirement benefits	8,159	7,473	(685)	(8.4)	7,886
Reserve for directors' and corporate auditors' retirement benefits	109	143	33	30.3	117
Reserve for price fluctuations	351	395	44	12.7	364
Total liabilities	856,722	976,253	119,530	14.0	888,872
Stockholder's equity:					
Common stock	20,000	-	-	-	36,000
Capital surplus	10,000	-	-	-	26,000
Retained earnings (deficit)	(13,026)	-	-	-	(16,231)
Unappropriated deficit	13,026	-	-	-	16,231
Net unrealized gains on securities	223	-	-	-	(524)
Total stockholder's equity	17,196	-	-	-	45,243
Total liabilities and stockholder's equity	873,919	-	-	-	934,116
Net assets:					
Common stock	-	36,000	-	-	-
Capital surplus	-	26,000	-	-	-
Retained earnings	-	(23,564)	-	-	-
Other retained earnings	-	(23,564)	-	-	-
Unappropriated retained earnings	-	(23,564)	-	-	-
Total stockholder's equity	-	38,435	-	-	-
Net unrealized gains on securities	-	(619)	-	-	-
Total valuation and translation adjustments	-	(619)	-	-	-
Total net assets	-	37,815	-	-	-
Total liabilities and net assets	-	1,014,069	-	-	-

T&D Financial Life Unaudited Non-Consolidated Statements of Operations

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
				%	
Ordinary revenues	247,207	170,486	(76,721)	(31.0)	312,371
Income from insurance premiums	160,948	153,089	(7,859)	(4.9)	208,153
Insurance premiums	157,113	149,480	(7,633)	(4.9)	203,351
Ceded reinsurance recoveries	3,834	3,608	(226)	(5.9)	4,802
Investment income	77,547	11,477	(66,069)	(85.2)	92,291
Interest, dividends and income from real estate for rent	3,234	3,229	(5)	(0.2)	4,590
Interest income from deposits	0	0	(0)	(99.8)	0
Interest income and dividends from securities	2,955	2,937	(18)	(0.6)	4,224
Interest income from loans	278	259	(19)	(6.9)	366
Other income from interest and dividends	0	32	32	-	0
Gains on sales of securities	446	533	87	19.5	502
Gains on redemption of securities	0	0	(0)	(64.4)	0
Other investment income	120	70	(50)	(41.7)	170
Gains on separate accounts, net	73,744	7,644	(66,100)	(89.6)	87,026
Other ordinary income	8,711	5,919	(2,792)	(32.0)	11,926
Income related to withheld insurance claims and other payments for future annuity payments	4,146	5,236	1,089	26.3	6,413
Income due to withheld insurance payments	360	262	(98)	(27.3)	470
Reversal of reserve for outstanding claims	1,682	-	(1,682)	(100.0)	2,252
Reversal of reserve for employees' retirement benefits	2,480	412	(2,067)	(83.4)	2,752
Reversal of reserve for directors' and corporate auditors' retirment benefits	13	-	(13)	(100.0)	5
Other ordinary profit	28	8	(19)	(69.7)	30
Ordinary expenses	255,314	179,124	(76,189)	(29.8)	324,617
Insurance claims and other payments	70,400	73,422	3,022	4.3	97,131
Insurance claims	18,802	15,800	(3,002)	(16.0)	24,046
Annuity payments	3,838	3,935	96	2.5	5,017
Insurance benefits	11,403	11,495	92	0.8	16,686
Surrender payments	27,203	33,250	6,046	22.2	38,812
Other payments	6,845	6,210	(635)	(9.3)	9,235
Reinsurance premiums	2,306	2,730	423	18.4	3,334
Provision for policy and other reserves	158,826	87,320	(71,506)	(45.0)	192,921
Provision for reserve for outstanding claims	-	30	30	-	-
Provistion for policy reserve	158,821	87,286	(71,535)	(45.0)	192,914
Interest portion of reserve for policyholder dividends	5	4	(0)	(16.0)	6
Investment expenses	2,986	3,985	998	33.4	5,202
Interest expenses	0	0	0	0.3	1
Losses from monetary trusts, net	2,724	3,144	420	15.4	4,788
Losses on sales of securities	182	809	626	342.7	291
Devaluation losses on securities	55	-	(55)	(100.0)	55
Losses from redemption of securities	1	1	(0)	(4.8)	1
Foreign exchange losses, net	0	0	(0)	(93.5)	0
Other investment expenses	20	28	7	37.7	61
Operating expenses	16,357	12,469	(3,887)	(23.8)	20,294
Other ordinary expenses	6,742	1,926	(4,816)	(71.4)	9,068
Payments related to withheld insurance claims	384	458	74	19.4	543
Taxes	1,071	1,030	(41)	(3.9)	1,484
Depreciation	409	405	(3)	(0.9)	535
Provision for reserve for directors' and auditors' retirement benefits	-	25	25	-	-
Amortization of goodwill	4,875	-	(4,875)	(100.0)	6,500
Other ordinary losses	2	5	3	155.0	5
Ordinary profit	8,106	8,638	531	6.6	12,246

(Millions of yen)

	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Increase (decrease)		Year ended March 31, 2006
	Amount	Amount	Amount	% change	Amount
Extraordinary gains	0	10	9	1,711.0	1
Gains on sales of fixed assets	-	0	-	-	-
Reversal of reserve for possible loan losses	0	9	8	1,563.1	1
Extraordinary losses	2,406	941	(1,464)	(60.9)	2,699
Losses on sales, disposal and devaluation of property and equipment	315	-	-	-	376
Losses on sales, disposal and devaluation of fixed assets	-	36	-	-	-
Provision for reserve for price fluctuations	67	31	(35)	(53.0)	80
Headquarters removal cost	-	873	873	-	-
Other extraordinary losses	2,023	-	(2,023)	(100.0)	2,243
Provision for reserve for policyholder dividends	1,105	863	(242)	(21.9)	1,233
Loss before income taxes	11,617	10,433	(1,184)	(10.2)	16,178
Current income taxes	(5,744)	(3,092)	2,652	(46.2)	(6,809)
Deferred income taxes	2,334	(8)	(2,342)	(100.4)	2,044
Net loss	8,207	7,332	(874)	(10.7)	11,413
Unappropriated deficit at beginning of period	4,818	-	-	-	4,818
Unappropriated deficit at end of period	13,026	-	-	-	16,231

Supplementary Materials for the Nine Months Ended December 31, 2006

Business Highlights (Non-Consolidated)

Business Highlights (Non-Consolidated)

(1) Total Policy Amount in Force

(Number: Thousands, 100 Millions of yen, %)

Category	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006	
	Number		Amount		Number		Amount		Number	Amount
		Change (%)		Change (%)		Change (%)		Change (%)		
Individual insurance	296	85.6	21,592	83.3	260	87.7	18,297	84.7	286	20,708
Individual annuities	84	120.8	5,593	155.8	97	114.9	6,851	122.5	86	5,945
Individual variable annuities	46	157.5	4,226	197.4	60	131.7	5,551	131.4	49	4,595
Subtotal	381	91.5	27,186	92.1	357	93.7	25,149	92.5	373	26,654
Group insurance	-	-	14,818	82.7	-	-	10,180	68.7	-	15,160
Group annuities	-	-	448	77.6	-	-	399	89.0	-	444

Notes:

1. Policy amounts for individual annuities are equal to the funds to be held at the time annuity payments are to commence for an annuity for which annuity payments have not yet commenced and the amount of policy reserve for an annuity for which payments have commenced.

2. The policy amount in force for group annuities is equal to the amount of outstanding policy reserve.

(2) New Policy Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine Months Ended December 31, 2005					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	3	21.1	340	17.7	340	-
Individual annuities	16	326.3	1,019	285.0	1,019	-
Individual variable annuities	16	326.3	1,019	285.0	1,019	-
Subtotal	19	86.0	1,360	59.6	1,360	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Category	Nine Months Ended December 31, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	0	0.1	0	0.2	0	-
Individual annuities	13	87.0	1,063	104.3	1,063	-
Individual variable annuities	13	87.0	1,063	104.3	1,063	-
Subtotal	13	70.2	1,063	78.2	1,063	-
Group insurance	-	-	-	-	-	-
Group annuities	-	-	-	-	-	-

Category	Year Ended March 31, 2006					
	Number		Amount			
		Change (%)		Change (%)	New policies	Increase from conversion
Individual insurance	3	17.2	341	14.3	341	-
Individual annuities	19	246.6	1,286	211.6	1,286	-
Individual variable annuities	19	246.6	1,286	211.6	1,286	-
Subtotal	23	77.8	1,627	54.3	1,627	-
Group insurance	-	-	0	5.7	0	-
Group annuities	-	-	-	-	-	-

Notes:

1. There is no conversion plan from FY2001.

2. The new policy amount including increase from conversion for individual annuities is funds to be held at the time annuity payments are to commence for an annuity.

3. The new policy amount for group annuity is equal to the initial premium payment.

(3) Annualized Premiums

a. Policy amount in force

(Millions of yen, %)

Category		As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
		Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance		36,056	87.9	29,555	82.0	32,681	81.0
Individual annuities		38,628	153.0	53,919	139.6	41,436	148.0
Total		74,685	112.7	83,474	111.8	74,117	108.5
	3rd Sector	8,051	85.8	6,932	86.1	7,711	81.7

b. New policies

(Millions of yen, %)

Category		Nine months ended December 31, 2005		Nine months ended December 31, 2006		Year ended March 31, 2006	
		Amount	Change (%)	Amount	Change (%)	Amount	Change (%)
Individual insurance		484	22.7	0	0.2	485	18.2
Individual annuities		9,944	302.7	13,105	131.8	12,545	222.5
Total		10,429	192.5	13,106	125.7	13,030	156.9
	3rd Sector	293	21.6	0	0.0	293	17.3

Notes:

1. New policies include net increase from conversions.

2. The Japanese insurance market is legally divided into three major fields: the First Sector, which involves conventional life insurance;the Second Sector, which involves P&C insurance;and the Third Sector, which involves insurance positioned between the two, including medical insurnace, cancer insurance, accident insurance, and nursing care insurnace.

3. The amounts are calculated by multiplying monthly premiums by 12, and dividing lump-sum payments by the insurance period.

(4) Surrender and Lapse Amount

(Number: Thousands, 100 Millions of yen, %)

Category	Nine months ended December 31, 2005				Nine months ended December 31, 2006				Year Ended March 31, 2006	
	Number	Change (%)	Amount	Change (%)	Number	Change (%)	Amount	Change (%)	Number	Amount
Individual insurance	32	103.7	3,196	100.5	18	55.1	1,697	53.1	40	3,894
Individual annuities	2	113.3	196	175.8	2	95.4	260	132.5	3	292
Total	35	104.3	3,392	103.1	20	58.1	1,958	57.7	43	4,186

(5) Surrender and Lapse Rate

(Surrender and lapse amount / Policy amount in force at the beginning of the fiscal year)

(%)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Individual insurance	12.66	8.20	15.43
Individual annuities	5.06	4.38	7.52
Total	11.65	7.35	14.37

Note: Surrender and lapse rate is not annualized.

(6) Reconciliation to Core Profit and Non-Consolidated Ordinary Profit

a. Reconciliation to core profit

(Millions of yen)

Category	Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Core revenues	246,761	169,952	311,869
Income from insurance premiums	160,948	153,089	208,153
Insurance premiums	157,113	149,480	203,351
Ceded reinsurance recoveries	3,834	3,608	4,802
Investment income	77,100	10,943	91,788
Interest, dividends and income from real estate for rent	3,234	3,229	4,590
Gains on redemption of securities	0	0	0
Other investment income	120	70	170
Gains on separate accounts, net	73,744	7,644	87,026
Other ordinary income	8,711	5,919	11,926
Income related to withheld insurance claims and other payments for future annuity payments	4,146	5,236	6,413
Income due to withheld insurance payments	360	262	470
Reversal of reserve for outstanding claims	1,682	-	2,252
Reversal of policy reserves (except contingency reserve)	-	-	-
Reversal of reserve for employees' retirement benefits	2,480	412	2,752
Other ordinary income	41	8	35
Other core revenues	-	-	-
Core expenses	252,548	172,884	318,906
Insurance claims and other payments	70,400	73,422	97,131
Insurance claims	18,802	15,800	24,046
Annuity payments	3,838	3,935	5,017
Insurance benefits	11,403	11,495	16,686
Surrender payments	27,203	33,250	38,812
Other payments	6,845	6,210	9,235
Reinsurance payments	2,306	2,730	3,334
Provision for policy and other reserves	159,025	85,034	192,347
Investment expenses	22	30	64
Interest expense	0	0	1
Losses from redemption of securities	1	1	1
Provision for reserve for possible loan losses	-	-	-
Depreciation of real estate for rent	-	-	-
Other investment expenses	20	28	61
Losses on separate accounts, net	-	-	-
Operating expenses	16,357	12,469	20,294
Other ordinary expenses	6,742	1,926	9,068
Payments related to withheld insurance claims	384	458	543
Taxes	1,071	1,030	1,484
Depreciation	409	405	535
Provision for reserve for employees' retirement benefits	-	-	-
Other ordinary expenses	4,877	31	6,505
Other core expenses	-	-	-
Core profit	(5,787)	(2,931)	(7,037)

b. Reconciliation to non-consolidated ordinary profit

(Millions of yen)

Category		Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Core profit (A)		(5,787)	(2,931)	(7,037)
Capital gains		446	533	502
	Gains from monetary trusts, net	-	-	-
	Gains on investments in trading securities, net	-	-	-
	Gains on sales of securities	446	533	502
	Gains from derivatives, net	-	-	-
	Foreign exchange gains, net	-	-	-
	Others	-	-	-
Capital losses		2,963	3,954	5,137
	Losses from monetary trusts, net (Note 1)	2,724	3,144	4,788
	Losses on investments in trading securities, net	-	-	-
	Losses on sales of securities	182	809	291
	Devaluation losses on securities	55	-	55
	Losses from derivatives, net	-	-	-
	Foreign exchange losses, net	0	0	0
	Others	-	-	-
Capital gains/losses (B)		(2,517)	(3,420)	(4,635)
(A+B)		(8,304)	(6,352)	(11,672)
Other one-time gains		2,893	473	2,962
	Ceding reinsurance commissions	-	-	-
	Reversal of contingency reserve	-	-	-
	Others (Note 2)	2,893	473	2,962
Other one-time losses		2,694	2,759	3,536
	Reinsurance premiums	-	-	-
	Provision for contingency reserve	2,694	2,759	3,536
	Provision for specific reserve for possible loan losses	-	-	-
	Provision for specific reserves for loans to refinancing countries	-	-	-
	Write-off of loans	-	-	-
	Others	-	-	-
Other one-time gains/losses (C)		198	(2,285)	(573)
Ordinary profit/losses (A+B+C)		(8,106)	(8,638)	(12,246)

Notes:

1. The figures of losses from monetary trusts, net are equal to losses on delivative transactions for the purpose of hedging minimum guarantee risks relating to individual variable annuities.

2. 'Others' in other one-time gains above include reversal for policy reserve relating to minimum guarantee risks for individual variable annuities contracted prior to March 31, 2004, which were not mandatory in the FSA regulation.

(7) Negative Spread

(Millions of yen, %)

Category		Nine months ended December 31, 2005	Nine months ended December 31, 2006	Year Ended March 31, 2006
Negative spread		3,459	3,210	4,306
	Investment yield on core profit	1.07%	1.10%	1.14%
	Average assumed investment yield	2.18%	2.17%	2.19%
	Policy reserves in general accounts	414,169	397,371	411,721

Notes:

1. Method of calculating negative spread:

(Investment yield on core profit - Average assumed investment yield) x Policy reserve in general accounts

2. "Investment yield on core profit" is calculated by dividing numerator as investment revenues and expenses (investment profit in general account) included in core profit less amount of provision for accumulated interest due to policyholders by denominator as policy reserve in general account.

3. Average assumed investment yield is calculated by dividing numerator as assumed interest (general accounts only) by denominator as policy reserve in general accounts.

4. Investment yield on core profit and avarage assumed investment yield are annualized.

5. Policy reserve in general accounts represents the earned policy reserve calculated for policy reserve in general accounts less contingency reserve by Hardy method as follows:

Hardy method: (Policy reserve at beginning of fiscal year + Policy reserve at end of fiscal year - Assumed interest) x (1/2)

(8) Solvency Margin Ratio

(Millions of yen)

Items		As of December 31, 2005	As of December 31, 2006	As of March 31, 2006
Total solvency margin	(A)	42,120	71,246	71,703
Net assets (less certain items)		16,973	38,435	45,768
Reserve for price fluctuations		351	395	364
Contingency reserve		4,293	7,894	5,134
Reserve for possible loan losses		13	4	13
Net unrealized gains on available-for-sale securities (before tax) (x 90 per cent., if gains; x 100 per cent., if losses)		314	(884)	(749)
Net unrealized gains (losses) on real estate (x 85 per cent., if gains; x 100 per cent., if losses)		-	-	-
Excess of amount of policy surrender payment		19,436	24,825	20,555
Unallotted portion of reserve for policyholder dividends		-	-	-
Future profits		737	575	616
Deferred tax assets		-	-	-
Subordinated debt		-	-	-
Deductible items		-	-	-
Total risk $\sqrt{R_1^2 + (R_2 + R_3 + R_7)^2} + R_4$	(B)	7,896	10,032	7,501
Insurance risk R_1		2,706	2,209	2,660
Assumed investment yield risk R_2		406	391	402
Investment risk R_3		2,581	2,216	2,512
Business risk R_4		294	349	281
Minimum guarantee risk R_7		4,115	6,820	3,796
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)} \times 100$		1,066.7%	1,420.3%	1,911.8%

Notes:

1. Figures as of March 31, 2006 were calculated on the basis of the provisions of Articles 86 and 87 of the Enforcement Ordinance of Insurance Business Law as well as Notification No. 50 of 1996 by the Ministry of Finance. Figures as of December 31, 2005 and 2006 were calculated based on the above provisions and considered appropriate by the Company.

2. "Net assets (less certain items)" as of December 31, 2006 represents net assets on the balance sheet less net unrealized gains on securities. As of December 31, 2005 and March 31, 2006, "Net assets (less certain items)" above represents equity capital on the balance sheet less net unrealized gains on securities.

3. The figures of "minimum guarantee risk" were calculated on the basis of the regulatory standard.

(9) Adjusted Net Assets

(Millions of yen)

Item	As of December 31, 2005	As of December 31, 2006	As of March 31, 2006
Adjusted net assets	37,949	63,963	64,567

Note: Adjusted net assets are calculated based on the regulatory standard.

(10) Asset Composition (General Account Assets)

(Millions of yen, %)

Category	As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Cash and deposits, call loans	35,234	7.8	37,725	8.1	30,582	6.4
Monetary claims purchased	-	-	-	-	-	-
Monetary trusts	7,312	1.6	10,603	2.3	7,748	1.6
Securities	370,036	81.9	378,514	81.8	398,232	83.6
Domestic bonds	283,226	62.7	343,683	74.2	311,786	65.5
Domestic stocks	443	0.1	340	0.1	481	0.1
Foreign securities	44,750	9.9	23,826	5.1	44,607	9.4
Foreign bonds	27,571	6.1	15,582	3.4	27,566	5.8
Foreign stocks and other securities	17,179	3.8	8,244	1.8	17,041	3.6
Other securities	41,615	9.2	10,663	2.3	41,356	8.7
Loans	14,146	3.1	11,748	2.5	13,333	2.8
Policy loans	9,068	2.0	7,936	1.7	8,261	1.7
Commercial loans	5,077	1.1	3,812	0.8	5,071	1.1
Property and equipment	126	0.0	288	0.1	125	0.0
Deferred tax asset	4,566	1.0	5,256	1.1	5,207	1.1
Deferred tax asset concerning revaluation	-	-	-	-	-	-
Other assets	20,541	4.5	18,864	4.1	21,200	4.5
Reserve for possible loan losses	(144)	(0.0)	(72)	(0.0)	(92)	(0.0)
Total	451,819	100.0	462,928	100.0	476,337	100.0
Foreign currency denominated assets	671	0.1	667	0.1	658	0.1

(11) Fair Value Information on Securities and Others (General Account Assets)

1) Fair value information on securities (except trading securities)

a. Securities with fair value

(Millions of yen)

Category	As of December 31, 2005				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	254,346	256,815	2,468	2,860	391
Domestic bonds	227,347	229,703	2,355	2,747	391
Foreign bonds	26,999	27,112	113	113	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	114,644	114,994	349	2,036	1,687
Domestic bonds	57,018	55,879	(1,139)	5	1,144
Domestic stocks	99	327	227	227	-
Foreign securities	17,666	17,751	84	152	67
Bonds	595	572	(23)	-	23
Stocks, etc.	17,070	17,179	108	152	43
Other securities	39,859	41,036	1,176	1,651	475
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	368,991	371,809	2,818	4,897	2,078
Domestic bonds	284,366	285,582	1,216	2,752	1,536
Domestic stocks	99	327	227	227	-
Foreign securities	44,665	44,863	198	265	67
Bonds	27,595	27,684	89	113	23
Stocks, etc.	17,070	17,179	108	152	43
Other securities	39,859	41,036	1,176	1,651	475
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without fair value (Carrying Value)

(Millions of yen)

Category	As of December 31, 2005
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	696
Unlisted domestic stocks	116
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	579
Total	696

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category	As of December 31, 2006				
	Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Held-to-maturity securities	302,985	303,113	128	1,002	874
Domestic bonds	287,985	288,110	125	999	874
Foreign bonds	15,000	15,003	3	3	-
Monetary claims purchased	-	-	-	-	-
Policy reserve matching bonds	-	-	-	-	-
Stocks of subsidiaries and affiliated companies	-	-	-	-	-
Available-for-sale securities	75,922	75,037	(884)	1,194	2,079
Domestic bonds	57,272	55,698	(1,574)	15	1,589
Domestic stocks	99	225	125	125	-
Foreign securities	8,682	8,826	144	166	21
Bonds	593	582	(10)	-	10
Stocks, etc.	8,089	8,244	155	166	11
Other securities	9,867	10,286	419	887	467
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-
Total	378,907	378,150	(756)	2,197	2,954
Domestic bonds	345,257	343,808	(1,449)	1,015	2,464
Domestic stocks	99	225	125	125	-
Foreign securities	23,682	23,829	147	169	21
Bonds	15,593	15,585	(7)	3	10
Stocks, etc.	8,089	8,244	155	166	11
Other securities	9,867	10,286	419	887	467
Monetary claims purchased	-	-	-	-	-
Certificates of deposit	-	-	-	-	-
Monetary trusts	-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without fair value (Carrying value)

(Millions of yen)

Category	As of December 31, 2006
Held-to-maturity securities	-
Unlisted foreign bonds	-
Other securities	-
Policy reserve matching bonds	-
Stocks of subsidiaries and affiliated companies	-
Available-for-sale securities	492
Unlisted domestic stocks	115
Unlisted foreign stocks	-
Unlisted foreign bonds	-
Others	376
Total	492

Note: Securities included in jointly operated designated monetary trusts are not included herein.

a. Securities with fair value

(Millions of yen)

Category			As of March 31, 2006				
			Cost / Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities			285,920	285,309	(610)	682	1,293
	Domestic bonds		258,921	258,231	(689)	588	1,278
	Foreign bonds		26,999	27,078	78	93	15
	Monetary claims purchased		-	-	-	-	-
Policy reserve matching bonds			-	-	-	-	-
Stocks of subsidiaries and affiliated companies			-	-	-	-	-
Available-for-sale securities			112,461	111,711	(749)	1,994	2,743
	Domestic bonds		54,868	52,865	(2,003)	0	2,003
	Domestic stocks		99	365	265	265	-
	Foreign securities		17,633	17,608	(24)	128	153
		Bonds	595	566	(28)	-	28
		Stocks, etc.	17,038	17,041	3	128	125
	Other securities		39,859	40,872	1,013	1,599	585
	Monetary claims purchased		-	-	-	-	-
	Certificates of deposit		-	-	-	-	-
	Monetary trusts		-	-	-	-	-
Total			398,381	397,021	(1,360)	2,676	4,036
Domestic bonds			313,789	311,096	(2,693)	588	3,281
Domestic stocks			99	365	265	265	-
Foreign securities			44,632	44,686	53	222	168
	Bonds		27,594	27,645	50	93	43
	Stocks, etc.		17,038	17,041	3	128	125
Other securities			39,859	40,872	1,013	1,599	585
Monetary claims purchased			-	-	-	-	-
Certificates of deposit			-	-	-	-	-
Monetary trusts			-	-	-	-	-

Note: The above table includes assets such as certificates of deposits which are permitted to be considered as equivalent to securities defined in the Securities and Exchange Law.

b. Securities without fair value (Carrying Value)

(Millions of yen)

Category		As of March 31, 2006
Held-to-maturity securities		-
	Unlisted foreign bonds	-
	Other securities	-
Policy reserve matching bonds		-
Stocks of subsidiaries and affiliated companies		-
Available-for-sale securities		600
	Unlisted domestic stocks	116
	Unlisted foreign stocks	-
	Unlisted foreign bonds	-
	Others	484
Total		600

Note: Securities included in jointly operated designated monetary trusts are not included herein.

2) Fair value information on monetary trusts

(Millions of yen)

Category	As of December 31, 2005				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,312	7,312	-	-	-

Category	As of December 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	10,603	10,603	-	-	-

Category	As of March 31, 2006				
	Carrying value before mark-to-market	Current fair value	Net unrealized gains (losses)		
				Gains	Losses
Monetary trusts	7,748	7,748	-	-	-

a. Monetary trusts for investment

(Millions of yen)

Category	As of December 31, 2005		As of December 31, 2006		As of March 31, 2006	
	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)	Carrying value	Net valuation gains(losses)
Monetary trusts for investment	7,312	(2,413)	10,603	(2,862)	7,748	(4,406)

Note: The above figures show all of the fair value information on monetary trusts including securities, cash and call loans and others.

b. Monetary trusts for held-to-maturity, policy reserve matching securities, and others

The Company held no monetary trusts for investment as of December 31, 2005 and 2006, and March 31, 2006.

3) Fair value information on real estate

The Company held no monetary trusts for investment as of December 31, 2005 and 2006, and March 31, 2006.

4) Fair value information on derivative transactions

i. Gains (losses) on derivatives with and without hedge accounting (Millions of yen)

Category	As of December 31, 2006					
	Interest-related	Currency-related	Stock-related	Bond-related	Others	Total
Hedge accounting applied	-	-	-	-	-	-
Hedge accounting not applied	-	(2,347)	(4,870)	-	-	(7,218)
Total	-	(2,347)	(4,870)	-	-	(7,218)

Note: Gains (losses) on derivatives which are not applied to hedge accounting are recorded in the income statements.

ii. Interest-related transactions

The Company held no monetary trusts for investment as of December 31, 2005 and 2006, and March 31, 2006.

iii. Currency-related transactions (Millions of yen)

Category	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Currency options												
Bought:												
Put	28,865	26,538			35,612	32,359			29,401	26,945		
	[3,311]	[3,271]	[1,959]	[(1,351)]	[4,375]	[4,271]	[2,027]	[(2,347)]	[3,446]	[3,393]	[1,918]	[(1,528)]
U.S. dollar	16,540	15,194			22,106	20,087			16,966	15,536		
	[2,061]	[2,034]	[1,184]	[(877)]	[2,965]	[2,895]	[1,562]	[(1,403)]	[2,159]	[2,125]	[1,203]	[(955)]
Euro	12,325	11,344			13,505	12,271			12,435	11,408		
	[1,249]	[1,236]	[775]	[(474)]	[1,409]	[1,376]	[464]	[(944)]	[1,287]	[1,267]	[714]	[(572)]
Total				(1,351)				(2,347)				(1,528)

Note: Parenthesized figures are option premiums.

iv. Stock-related transactions (Millions of yen)

Category	As of December 31, 2005				As of December 31, 2006				As of March 31, 2006			
	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)	Contracted value or notional principal amount	Over 1 year	Current market or fair value	Valuation gains (losses)
Over-the-counter transactions												
Stock index options:												
Bought:												
Put	55,941	52,033			92,604	86,148			63,940	59,531		
	[5,668]	[5,596]	[4,655]	[(1,012)]	[10,850]	[10,603]	[5,979]	[(4,870)]	[7,014]	[6,908]	[4,185]	[(2,828)]
Nikkei225	55,941	52,033			89,392	82,978			63,940	59,531		
	[5,668]	[5,596]	[4,655]	[(1,012)]	[10,322]	[10,077]	[5,548]	[(4,774)]	[7,014]	[6,908]	[4,185]	[(2,828)]
S&P500	-	-			2,095	2,065			-	-		
	[-]	[-]	[-]	[-]	[313]	[312]	[260]	[(53)]	[-]	[-]	[-]	[-]
DJES 50	-	-			1,116	1,104			-	-		
	[-]	[-]	[-]	[-]	[214]	[214]	[170]	[(43)]	[-]	[-]	[-]	[-]
Total				(1,012)				(4,870)				(2,828)

Note: Parenthesized figures are option premiums.

v. Bond-related transactions

The Company held no other derivative instruments as of December 31, 2005 and 2006, and March 31, 2006.

vi. Others

The Company held no other derivative instruments as of December 31, 2005 and 2006, and March 31, 2006.

END